Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

APPLIED THERAPEUTICS, INC.

at

$0.088 per Share, net in cash, plus one Contingent Value Right per share representing the contractual right to receive up to four contingent cash payments of up to an aggregate of $0.40 per CVR upon the achievement of specified Milestones plus the pro rata portion of any Closing Cash Payment by

AT2B, INC.,

an indirect wholly owned subsidiary of

CYCLE GROUP HOLDINGS LIMITED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON JANUARY 27, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

AT2B, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), of Applied Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $0.088 per Share, net to the seller in cash, without interest (the “Closing Amount”) plus (ii) one non-tradeable contingent value right (each, a “CVR”), which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment (as defined in the CVR Agreement), upon the achievement of the specified milestones and existence of Closing Cash (as defined in the CVR Agreement) that exceeds $500,000 but is less than $1,500,000 at the Effective Time (as defined below), in each case, in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 11, 2025 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, as soon as practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to by Purchaser and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than (i) Shares held in the treasury of the Company, (ii) Shares owned by Parent,

Purchaser, the Company or any of their respective direct or indirect wholly owned subsidiaries, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL, unless such holder fails to perfect or effectively withdraws or otherwise loses his, her or its right to appraisal (collectively, “Excluded Shares”)) will be converted into the right to receive the Offer Price, less applicable withholding of taxes.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition (as defined below in the “Summary Term Sheet”), (ii) the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”), and (iii) the HSR Condition (as defined below in Section 15 – “Conditions of the Offer”). There is no financing condition to the Offer. The Offer is subject to various additional conditions. See Section 15 — “Conditions of the Offer.” A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

CALL TOLL-FREE 1-800-322-2885

Email: tenderoffer@mackenziepartners.com

IMPORTANT

If your Shares are registered in your name and you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or (ii) follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser and request they effect the transaction for you before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, if your Shares are registered in their name.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

AT2B, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Applied Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $0.088 per Share, net to the seller in cash, without interest (the “Closing Amount”) plus (ii) one non-tradeable contingent value right (each, a “CVR”), which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment (as defined in the CVR Agreement), upon the achievement of the specified milestones and existence of Closing Cash (as defined in the CVR Agreement) that exceeds $500,000 but is less than $1,500,000 at the Effective Time (as defined below), in each case, in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The following are some questions you may have as a stockholder of the Company and answers to those questions. The information contained in this summary term sheet is a summary only, may not contain all of the information that is important to you and is not meant to be a substitute for the more detailed descriptions and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. Except as otherwise set forth herein, the information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been based upon publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources or information provided by the Company. Neither Parent nor Purchaser assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or accuracy of any such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company.

Price Offered Per Share	$0.088 in cash plus one CVR, which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment, upon the achievement of the specified milestones and existence of Closing Cash that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of the CVR Agreement, without interest, less any applicable tax withholding.

Scheduled Expiration of Offer	One minute after 11:59 P.M., Eastern Time, on January 27, 2026, unless the Offer is otherwise extended or earlier terminated.

Purchaser	AT2B, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Cycle Group Holdings Limited, a private limited company incorporated in England and Wales.

Company Board Recommendation	The Company Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

AT2B, Inc., a Delaware corporation, is offering to purchase all of the outstanding Shares at a price per share of $0.088 in cash plus one CVR, which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment, upon the achievement of the specified milestones and existence of Closing Cash that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of the CVR Agreement, without interest, less any applicable tax withholding, on the terms and subject to the conditions set forth in this Offer to Purchase. Purchaser was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement (the “Transactions”). Purchaser is a wholly owned direct subsidiary of Cycle Pharmaceuticals, Inc., a Delaware corporation (“CPI”), CPI is a wholly owned direct subsidiary of Cycle Pharmaceuticals Limited, a private limited company incorporated in England and Wales (“CPL”), and CPL is a wholly owned direct subsidiary of Parent. Parent focuses on rare genetic conditions in metabolic, immunology, urology, and oncology. In neurology, Parent focuses on multiple sclerosis.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to AT2B, Inc. alone, the term “Parent” to refer to Cycle Group Holdings Limited alone and the term the “Company” to refer to Applied Therapeutics, Inc. Unless the context otherwise requires, we use the term “Shares” to refer to shares of common stock, par value $0.0001 per share, of the Company.

See Section 8 – “Certain Information Concerning Parent, Purchaser, and Certain Related Persons.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the issued and outstanding Shares at a price per share of $0.088 in cash plus one CVR, which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment, upon the achievement of the specified milestones and existence of Closing Cash that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of the CVR Agreement, without interest, less any applicable tax withholding, on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the Company. Following the consummation of the Offer, we are required to complete the Merger (as defined below) as soon as practicable following the consummation of the Offer, but in no event later than the first business day after the satisfaction or waiver of the conditions to the Merger, unless otherwise agreed by the Company, Parent and Purchaser. Upon completion of the Merger, the Company will become an indirect wholly owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the Nasdaq Global Select Stock Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all record holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $0.088 per Share in cash plus one CVR, which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment, upon the achievement of the specified milestones and existence of Closing Cash that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of the CVR Agreement, without interest, less any applicable tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the holder of record of your Shares and you directly tender your Shares to us (through the Depositary) in the Offer, you will not be obligated to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult such institutions as to whether any service fees or commissions will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of December 11, 2025 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into the Company, after which the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and an indirect wholly owned subsidiary of Parent (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What is the CVR and how does it work?

At or prior to the date and time of acceptance for payment for Shares validly tendered and not validly withdrawn pursuant to the Offer after such scheduled date the Offer expires, Parent and the Rights Agent will enter into the CVR Agreement. Pursuant to and subject to the terms and conditions of the Merger Agreement, holders of Shares (other than Excluded Shares), Company RSUs, In-the-Money Company Stock Options and Legacy Warrants (whether or not such Legacy Warrants have been exercised prior to the Effective Time) will be entitled to one CVR for each Share outstanding (A) that Purchaser accepts for payment from such holder pursuant to the Offer or (B) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or the Company or any of their affiliates.

Each CVR represents a non-tradable contractual contingent right to receive up to three (3) contingent cash payments (each a “Milestone Payment,” and collectively, the “Milestone Payments”) upon the achievement of certain specified milestones related to the development of any pharmaceutical product that contains or incorporates the product candidate referred to as AT-007 or govorestat, alone or in combination with one or more other therapeutically active ingredients, including all formulations, dosages, or modes of delivery thereof (the “CVR Product”).

The Milestone Payments are comprised of the First Milestone Payment, the Second Milestone Payment and Third Milestone Payment, each payable upon the achievement of certain specified regulatory and commercial milestones within specified time periods, as follows:

•

the First Milestone Payment is an amount equal to $0.10 per CVR in cash, without interest, payable if the FDA, approves of a New Drug Application for any CVR Product for any galactosemia indication prior to the earlier of (a) 11:59 p.m. New York City Time on the eighth (8th) anniversary of the Closing Date (as defined in the Merger Agreement), and (b) termination of the CVR Agreement (“First Milestone”);

•

the Second Milestone Payment is an amount equal to $0.10 per CVR in cash, without interest, payable if the FDA approves of a New Drug Application for any CVR Product for any CMT-SORD indication prior to the earlier of (a) 11:59 p.m. New York City Time on the eighth (8th) anniversary of the Closing Date (as defined in the Merger Agreement), and (b) termination of the CVR Agreement (“Second Milestone”); and

•

the Third Milestone Payment is an amount equal to $0.20 per CVR in cash, without interest, payable if Net Sales (as defined in the CVR Agreement) of any CVR Product equals or exceeds $200,000,000 in any four (4) fiscal quarter period (“Third Milestone”, and collectively with the First Milestone and Second Milestone, the “Milestones”).

In addition, each CVR entitles the holder thereof to receive a payment equal to such holder’s pro rata share of the amount by which Closing Cash (as defined in the CVR Agreement) of the Company as of the Effective Time exceeds $500,000 but is less than $1,500,000 as determined pursuant to the CVR Agreement, in cash, without interest, per CVR.

The right to payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement, which will be entered into between Parent and the Rights Agent. The Rights Agent will create and maintain a register of the holders of CVRs which will be updated as necessary by the Rights Agent. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, the Company or their respective affiliates or subsidiaries. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general unsecured creditors under applicable law. For more information on the CVRs, see Section 11 – “The Merger Agreement; Other Agreements.”

Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that any or all of the Milestones described above will not be achieved on or prior to the applicable expiration of such Milestones, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and such Milestone Payments for any Milestones which are achieved and any applicable Closing Cash Payment with respect to your CVRs. It is also possible that there is no Closing Cash Payment paid to CVR holders, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and such Milestone Payments for any Milestones which are achieved with respect to your CVRs.

It is not possible to know whether any Milestone Payment will become payable with respect to the CVRs, and there can be no assurance that any Milestones will be achieved prior to their respective expiration dates.

The CVR Agreement provides that Parent will use Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve the Milestones. Any potential payouts of the CVR are subject to various risks and uncertainties related to the development of the CVR Products, regulatory approvals related to commercialization of the CVR Products including any approval of a New Drug Application (as more fully described in Section 505(b) of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 355(b)) and 21 CFR § 314.50), and third-party patent claims as more fully described in the Company’s periodic reports filed with the SEC.

May I transfer my CVRs?

You may not sell, assign, transfer, pledge, encumber, or otherwise transfer or dispose of the CVRs, except that certain CVRs may be held through The Depository Trust Company, and except:

•	by will or intestacy upon death of a holder;

•	by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor;

•	pursuant to a court order;

•

by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity;

•	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner, and if applicable, through an intermediary; or

•

if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended, or the Exchange Act).

In addition, you may at your option abandon all of your remaining rights in a CVR by transferring such CVR to Parent without consideration, via delivery of a written abandonment notice to Parent.

What are the principal U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged pursuant to the Merger?

The receipt of cash and CVRs in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder and generally a non-taxable transaction for U.S. federal income tax purposes if you are a Non-U.S. Holder (See Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer” for a more detailed discussion of the tax treatment of the Offer and the Merger).

The U.S. federal, state, local and non-U.S. income and other tax consequences to holders or beneficial owners of options and restricted stock units participating in the Merger with respect to such options and restricted stock units are not discussed herein, and such holders or beneficial owners of options and restricted stock units are strongly encouraged to consult their own tax advisors regarding such tax consequences. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $14.5 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger. In addition, we estimate that we will need approximately $65.3 million to pay the maximum aggregate amount that the holders of the CVRs may be entitled to receive if the specified milestones are achieved on or prior to the expiration of the applicable milestone periods and the Closing Cash exceeds $500,000 but is less than $1,500,000 at the Effective Time. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer. Parent anticipates funding such cash requirements from its cash on hand.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing or funding condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash); and

•

through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger, as well as the funds available to pay the maximum aggregate amount that you may be entitled to receive with respect to the CVRs.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the Minimum Tender Condition. The “Minimum Tender Condition” means that the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), represents at least a majority of the Shares outstanding at the time of the consummation of the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) to tender your Shares in the Offer. The term “Expiration Date” means January 27, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser will extend the Offer:

(i)

for one or more periods of time of up to ten (10) business days per extension if at any scheduled Expiration Date any condition to Purchaser’s obligation to accept for payment and pay for the Shares validly tendered (and not validly withdrawn) in the Offer, as set forth on Annex I to the Merger Agreement and described below under Section 15 – “Conditions of the Offer” (each, an “Offer Condition” and collectively, the “Offer Conditions”), is not satisfied and has not been waived (to the extent permitted under the Merger Agreement); and

(ii)	for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer.

However, Purchaser is not required to, and Purchaser will not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date (defined below).

The “Outside Date” means June 11, 2026.

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

It is not expected that there will be, and the Merger Agreement does not provide for, a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Equiniti Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute after 11:59 P.M., Eastern Time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Tender Condition;

•	the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”);

•	the Representations Condition (as defined below in Section 15 – “Conditions of the Offer”);

•	the Obligations Condition (as defined below in Section 15 – “Conditions of the Offer”); and

•	the MAE Condition (as defined below in Section 15 – “Conditions of the Offer”).

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Offer Expiration Time. If you hold your Shares as the registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Offer Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are a record holder and your stock is certificated but your stock certificate is not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the Information Agent, toll-free at 1-800-322-2885. Bankers and Brokers may call at 212-929-5500.

In addition, for the Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date, and, in the case of a book-entry transfer, an Agent’s Message (as defined herein), in lieu of the Letter of Transmittal and such other documents, must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. The Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments without interest and net of any withholding of taxes required by applicable legal requirements, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute after 11:59 P.M., Eastern Time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of February 27, 2026, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of the Company?

Yes. The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

More complete descriptions of the reasons for the Company Board’s recommendation and approval of the Offer and the Merger are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Company Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We are required to complete the Merger as soon as practicable following consummation of the Offer, but in no event later than the first business day after the satisfaction or waiver of the conditions to the Merger, unless otherwise agreed by the Company, Parent and Purchaser. Once the Merger takes place, the Company will be a wholly owned, indirect subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation that would be entitled to vote on the merger (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly owned subsidiaries of any of the foregoing);

•

following the consummation of the tender offer, the acquiring corporation owns at least such percentage of stock of such constituent corporation that, absent Section 251(h) of the DGCL, would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•

each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and no order, injunction or decree issued by any Governmental Body (as defined in Section 11 – “The Merger Agreement”) of competent jurisdiction preventing the consummation of the Merger is in effect, and no statute, rule, regulation, order, injunction or decree has been enacted, entered, promulgated or enforced (and continues to be in effect) by any Governmental Body that prohibits or makes illegal the consummation of the Merger, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as agreed to by Purchaser and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares held in the treasury of the Company, (ii) Shares owned by Parent, Purchaser, the Company or any of their respective direct or indirect wholly owned subsidiaries, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL, unless such holder fails to perfect or effectively withdraws or otherwise loses his, her or its right to appraisal (collectively, “Excluded Shares”)), will be converted in the Merger into the right to receive an amount equal to the Offer Price (without interest and subject to any withholding of taxes required by applicable legal requirements).

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash plus one (1) CVR per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and otherwise comply in all respects with the requirements for appraisal under Section 262 of the DGCL. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq, and the Company will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my equity awards (if any) in the Offer and the Merger?

The Offer is being made only for Shares, and not for outstanding options to purchase Shares (“Company Stock Options”) or outstanding restricted stock units of the Company (“Company RSUs”) granted under the Company’s 2016 Equity Plan (as amended and/or restated) or the Company’s 2019 Equity Plan (as amended and/or restated) (collectively, the “Company Equity Plans”). Holders of outstanding vested but unexercised Company Stock Options and Company RSUs that have not yet been settled in Shares may participate in the Offer only if they first exercise such Company Stock Options or if such Company RSUs are first settled in accordance with the terms of the applicable Company Equity Plan and other applicable agreements of the Company and the Shares, if any, that are issued upon such exercise or in connection with such settlement are tendered. Any such exercise of Company Stock Options should be completed sufficiently in advance of the Expiration Date to ensure the holder of such outstanding Company Stock Options will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Pursuant to the Merger Agreement, each Company Stock Option that has a per Share exercise price that is less than the Closing Amount as of immediately prior to the Effective Time (each, an “In-The-Money Company Stock Option”) (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled In-The-Money Company Stock Option will be entitled to receive (without interest), (1) an amount in cash (less all applicable withholdings) equal to the product of (x) the total number of Shares subject to such In-The-Money Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess of the Closing Amount over the applicable exercise price per Share under such In-The-Money Company Stock Option, and (2) one CVR for each Share subject to such In-The-Money Company Stock Option, which shall be payable in accordance with the CVR Agreement.

Pursuant to the Merger Agreement, each Company Stock Option that has a per Share exercise price that is equal to or greater than the Closing Amount as of immediately prior to the Effective Time (each, an “Out-Of-The-Money Company Stock Option”) (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested as of prior to the Effective Time, and the Company shall permit the holders of Out-Of-The-Money Company Stock Options to exercise such Out-Of-The-Money Company Stock Options prior to the Effective Time, and any Out-Of-The-Money Company Stock Options that remain outstanding and unexercised as of the Effective Time shall be cancelled without any consideration.

Pursuant to the Merger Agreement, each Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled Company RSU will be entitled to receive (without interest), (1) an amount in cash (less all applicable withholdings) equal to the product of (x) the total number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Closing Amount, and (2) one CVR for each Share subject to such Company RSU, which shall be payable in accordance with the CVR Agreement.

The Merger Agreement provides that the Company Equity Plans will be terminated as of the Effective Time.

Pursuant to the Merger Agreement, prior to the Effective Time, any outstanding rights under the Company’s 2019 Employee Stock Purchase Plan (the “2019 ESPP”) as of immediately prior to the Effective Time will be exercised for whole Shares and each such Share shall be converted into a right to receive the Closing Amount and one CVR, less any applicable tax withholdings. The 2019 ESPP will be terminated as of the Effective Time.

What will happen to my warrants in the Offer and the Merger?

The Offer is being made only for Shares, and not for outstanding warrants to purchase Shares. Pursuant to the Merger Agreement, each warrant to purchase Shares issued by the Company on June 27, 2022 to the holders thereof (each a “Common Stock Warrant”) and each pre-funded warrant to purchase Shares issued by the Company on June 27, 2022 to the holders thereof, (each a “Pre-Funded Warrant”) outstanding and not exercised immediately prior to the Effective Time will be cancelled and thereafter represent only the right to receive from (or from a person on behalf of) the Surviving Corporation an amount in cash, without interest, equal to the Black-Scholes Value (as defined in the applicable Common Stock Warrant or Pre-Funded Warrant) of the remaining unexercised portion of such Common Stock Warrant or Pre-Funded Warrant in accordance with its terms, less applicable tax withholdings, and will terminate and be deemed to be surrendered for no consideration.

Pursuant to the Merger Agreement, each warrant to purchase Shares issued by the Company on March 13, 2017 to the holders thereof (each a “Legacy Warrant”) outstanding and not exercised immediately prior to the Effective Time will cease to represent a Legacy Warrant exercisable for Shares, and the holder of such Legacy Warrant will thereafter only be entitled to receive, upon the exercise of such Legacy Warrant by such holder, the Merger Consideration as if such exercise had taken place immediately prior to the Effective Time. Each warrant to purchase Shares issued by the Company on November 5, 2018 to the holders thereof and April 9, 2019 to the holders thereof (each a “Other Legacy Warrant”) outstanding and not exercised immediately prior to the Effective Time will cease to represent an Other Legacy Warrant exercisable for Shares and will terminate in accordance with its terms. Following the Effective Time, no holder of any Common Stock Warrant, Pre Funded Warrant, Legacy Warrant or Other Legacy Warrant will have any right to acquire any shares of Company Common Stock or any securities in the Surviving Corporation, Parent or any of their respective affiliates.

What is the market value of my Shares as of a recent date?

On December 10, 2025 the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $0.22 per Share. On December 26, 2025, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $0.11 per Share. We encourage you to obtain current market quotations for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares including beneficial owners immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), toll free at 1-800-322-2885. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

AT2B, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, (the “Shares”), of Applied Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $0.088 per Share, net to the seller in cash, without interest (the “Closing Amount”) plus (ii) one non-tradeable contingent value right (each, a “CVR”), which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment (as defined in the CVR Agreement), upon the achievement of the specified milestones and existence of Closing Cash (as defined in the CVR Agreement) that exceeds $500,000 but is less than $1,500,000 at the Effective Time (as defined below), in each case, in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, net to the seller in cash, without interest, (the Closing Amount plus one CVR, collectively, the “Offer Price”) and less any applicable tax withholdings, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 11, 2025 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, as soon as practicable following consummation of the Offer (but in no event later than the first business day after the satisfaction or waiver of the conditions to the Merger), and subject to the satisfaction or waiver of the conditions to the Merger, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date as may be agreed to by Purchaser and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), other than (i) Shares held in the treasury of the Company, (ii) Shares owned by Parent, Purchaser, the Company or any of their respective direct or indirect wholly owned subsidiaries, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL, unless such holder fails to perfect or effectively withdraws or otherwise loses his, her or its right to appraisal (collectively, “Excluded Shares”), will be converted into the right to receive the Offer Price, without interest and less any applicable tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are the holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, as provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

More complete descriptions of the Company Board’s reasons for recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, and for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition, (ii) the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”), and (iii) the HSR Condition (as defined below in Section 15 – “Conditions of the Offer”). The “Minimum Tender Condition” means that the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), represents a majority of the Shares outstanding at the time of the consummation of the Offer.

See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

The Company has advised Parent that at a meeting of the Company Board held on December 11, 2025, Aquilo Partners L.P. (“Aquilo Partners”) rendered to the Company Board its oral opinion, subsequently confirmed in its written opinion dated December 11, 2025 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Aquilo Partners in preparing its opinion, the Offer Price is fair, from a financial point of view, to the holders of the Shares (other than the holders of Excluded Shares). The full text of the written opinion of Aquilo Partners, is attached as Annex I to the Schedule 14D-9. The opinion of Aquilo Partners does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or any other person as to how such stockholder or other person should with respect to the Transactions or any other matter.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer

Purchaser is offering to purchase all of the issued and outstanding Shares (other than the Excluded Shares) at the Offer Price, without interest (the “Merger Consideration”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date pay for, all Shares validly tendered prior to one minute after 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) and not validly withdrawn as described in Section 4 – “Withdrawal Rights.” The term “Expiration Date” means January 27, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser must extend the Offer:

(i)

for one or more periods of time of up to ten (10) business days per extension if at any scheduled Expiration Date any condition to Purchaser’s obligation to accept for payment and pay for the Shares validly tendered (and not validly withdrawn) in the Offer, as set forth on Annex I to the Merger Agreement and described below under Section 15 – “Conditions of the Offer” (each, an “Offer Condition” and collectively, the “Offer Conditions”), is not satisfied and has not been waived (to the extent permitted under the Merger Agreement); and

(ii)	for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or Nasdaq applicable to the Offer.

However, Purchaser is not required to, and Purchaser will not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date.

The “Outside Date” means June 11, 2026.

See Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition, at any time and from time to time, to modify or amend the terms of the Offer, including the Offer Price. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate or amend the Offer, in accordance with and subject to the terms of the Merger Agreement, if any of the Offer Conditions has not been satisfied at the Offer Expiration Time. Under certain circumstances described in the Merger Agreement, we also may terminate the Merger Agreement.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within one business day) after the Acceptance Time (as defined in Section 11 – “The Merger Agreement”). Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In the case of certificated Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal.

In the case of book-entry Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal; or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Closing Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” Under no circumstances will interest be paid on the Offer Price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

At or prior to the Acceptance Time, Parent will execute the CVR Agreement with the Rights Agent governing the terms of the CVRs. Neither we nor Parent will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11 – “The Merger Agreement; Other Agreements.”

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to and “received” (as such term is defined in Section 251(h) of the DGCL) by the Depositary prior to the Offer Expiration Time.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date, and, in the case of a book-entry transfer, an Agent’s Message (as defined herein), in lieu of the Letter of Transmittal and such other documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal: (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal, or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you are a record holder and your stock is certificated but your stock certificate is not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may nevertheless tender your Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Offer Expiration Time; and

•

the certificates of all such tendered Shares (or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with a property completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within one (1) NASDAQ trading day after the date of execution of the Notice of Guaranteed Delivery.

See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Merger Agreement or this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of

(i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon dealer, commercial bank, trust company when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS OF THE SHARE CERTIFICATES SHALL PASS, ONLY WHEN THEY (OR EFFECTIVE AFFIDAVITS OF LOSS IN LIEU THEREOF) ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES OR EFFECTIVE AFFIDAVITS OF LOSS IN LIEU THEREOF), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, the terms of the Merger Agreement and the rights of holders of Shares to challenge such interpretation with respect to their Shares in a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered

Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights, to the extent permitted under applicable law, with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

Equity Awards. The Offer is being made only for Shares, and not for outstanding Company Options or outstanding Company RSUs. Holders of outstanding vested but unexercised Company Stock Options and Company RSUs that have not yet been settled in Shares may participate in the Offer only if they first exercise such Company Stock Options or if such Company RSUs are first settled in accordance with the terms of the applicable Company Equity Plan and other applicable agreements of the Company and the Shares, if any, that are issued upon such exercise or in connection with such settlement are tendered. Any exercise of Company Stock Options should be completed sufficiently in advance of the Expiration Date to ensure the holder of such outstanding Company Stock Options and will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of the Company Equity Awards in the Merger.

Warrants. The Offer is being made only for Shares, and not for outstanding warrants to purchase Shares. At the Effective Time, (i) each Common Stock Warrant and Pre-Funded Warrant that is outstanding and not exercised immediately prior to the Effective Time will be cancelled and thereafter represent only the right to receive from (or from a person on behalf of) the Surviving Corporation an amount in cash, without interest, equal to the Black-Scholes Value (as defined in the applicable Common Stock Warrant or Pre-Funded Warrant) of the remaining unexercised portion of such Common Stock Warrant or Pre-Funded Warrant in accordance with its terms, less applicable tax withholdings, and will terminate and be deemed to be surrendered for no consideration, (ii) each Legacy Warrant that is outstanding and not exercised immediately prior to the Effective Time will cease to represent a Legacy Warrant exercisable for Shares, and the holder of such Legacy Warrant will thereafter only be entitled to receive, upon the exercise of such Legacy Warrant by such holder, the Merger Consideration as if such exercise had taken place immediately prior to the Effective Time, and (iii) each Other Legacy Warrant that is outstanding and not exercised immediately prior to the Effective Time will cease to represent an Other Legacy Warrant exercisable for Shares and will terminate in accordance with its terms.

See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of warrants in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares purchased in the Offer or exchanged in the Merger (currently at a rate of 24%). To avoid backup withholding, a U.S. stockholder or payee should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Failure to provide the information on the IRS Form W-9 may subject a stockholder to backup withholding on a payment pursuant to the Offer or the Merger for all Shares purchased from or exchanged by such stockholder and the IRS may impose penalties on such stockholder. Certain stockholders or payees (including, among others, corporations, certain non-resident non-U.S. individuals and non-U.S. entities) are not subject to these backup withholding and reporting requirements. An exempt U.S. stockholder or payee should indicate its exempt status on IRS Form W-9. Any exempt non-U.S. stockholder or payee should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such exempt non-U.S. status in order to qualify for an exemption from information reporting and backup withholding. A disregarded domestic entity that has a regarded non-U.S. owner must use the appropriate IRS Form W-8, and not the IRS Form W-9. Information disclosed on an applicable IRS Form by a stockholder or payee may be disclosed to the local tax authorities of the non-U.S. stockholder under an applicable tax treaty or an information exchange agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Each stockholder and payee should consult their tax advisors as to any qualification for exemption from backup withholding and the procedure for obtaining any such exemption.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after February 27, 2026 if Purchaser has not accepted them for payment by the end of February 27, 2026.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5. Certain U.S. Federal Income Tax Consequences of the Offer

The following discussion is a summary of certain U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted in exchange for cash and CVRs pursuant to the Offer or whose Shares are converted into the right to receive cash and CVRs in the Merger. This summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of the Company. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS.

The summary applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address non-U.S., or U.S. state or local tax consequences of the Offer or the Merger, nor does it address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., non-U.S. taxpayers and stockholders that beneficially own (actually or constructively) more than 5% of the total fair market value of the Shares (except as specifically described below), small business investment companies, S corporations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, persons that accumulate earnings to avoid U.S. federal income tax, cooperatives, banks and certain other financial institutions, broker-dealers, insurance companies, tax-exempt organizations, governmental organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, trusts, United States persons whose functional currency is not the United States dollar, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders holding Shares that are part of a straddle, hedging, constructive sale, conversion or other integrated security transaction for U.S. federal income tax purposes, stockholders who properly exercise appraisal rights with respect to their Shares, stockholders who hold their Shares as “qualified small business stock” or “section 1244 stock,” and stockholders who received Shares in compensatory transactions (including pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock, restricted stock units or otherwise as compensation)). In addition, this summary does not address U.S. federal taxes other than income taxes (including any U.S. federal estate or gift tax consequences), any aspect of the U.S. alternative minimum tax or Medicare tax on net investment income, or any U.S. state, local or non-U.S. tax consequence, of the Offer and the Merger.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to Company Stock Options or Company RSUs (as defined in Section 11 – “The Merger Agreement”) that are canceled and converted into the right to receive cash, as the case may be, in connection with the Merger.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all of the trust’s substantial decisions or (B) the trust was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes. This summary uses the term “Non-U.S. Holder” to mean a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Tax Consequences to U.S. Holders.

Treatment as Closed Transaction. The exchange of Shares for the Closing Amount pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. As part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells Shares pursuant to the Offer or receives cash and CVRs in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the effective time of the Offer or the Merger) of any CVRs received (determined in each case before the deduction of withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged pursuant to the Merger. Such gain or loss generally would be long-term capital gain or loss, provided that the holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In general, long-term capital gain recognized by certain non-corporate U.S. Holders is currently subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to certain limitations.

A U.S. Holder’s initial tax basis in a CVR received pursuant to the Offer or the Merger would equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the effective time of the Offer or the Merger.

Parent intends to treat a holder’s receipt of a CVR as the receipt of additional consideration paid in the Offer or the Merger for U.S. federal income tax purposes as part of a closed transaction. Parent also intends to provide the paying agent with Parent’s determination of the fair market value of the CVR issued in the Offer or in the Merger. Such determination is not binding on the IRS as to the holder’s tax treatment or the fair market value of the CVRs.

Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger may reflect only the cash amounts paid to the U.S. Holder in the Offer or the Merger and not the fair market value of the U.S. Holder’s interest in payments made (or to be made) on the CVRs. Accordingly, a U.S. Holder that treats the Offer or the Merger as a closed transaction for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount received that is less than the amount such U.S. Holder will realize in the year of the Offer or the Merger. In addition, any IRS Form 1099-B a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments paid to the U.S. Holder and therefore may not take into account the fact that the U.S. Holder already included the value of such payments in such U.S. Holder’s amount realized in the year of the Offer or the Merger. As a result, U.S. Holders reporting under this method should not rely on the amounts reported to them on IRS Forms 1099-B with respect to the Offer or the Merger. Holders are urged to consult their tax advisors regarding how to accurately report their income under this method.

As noted above, there is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis with respect to payments thereon. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described below under “Imputed Interest”).

Parent intends to treat any payment received by a U.S. Holder in respect of the CVRs (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of the CVR by the U.S. Holder. Assuming that this method of reporting is correct, a U.S. Holder should recognize gain or loss equal to the difference between the amount of such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the CVR. The gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year at the time of such payment. Additionally, a U.S. Holder may recognize loss, which likely would be a capital loss, to the extent of any remaining basis after the expiration of any right to cash payments under such U.S. Holder’s CVR. The deductibility of capital losses is subject to limitations.

Treatment as Open Transaction. If, contrary to Parent’s intended reporting position, the transaction is treated as an open transaction for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. A portion of such payments would be treated as imputed interest income under Section 483 of the Code (as discussed below) and the balance, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or the Merger, plus the portion of payments on the CVRs not treated as imputed interest under Section 483 of the Code, will generally first be applied to reduce a U.S. Holder’s adjusted tax basis in the Shares sold in the Offer or exchanged in the Merger. A U.S. Holder will then recognize capital gain to the extent of any cash received pursuant to the Offer or the Merger and the portion of payments in respect of the CVRs not treated as imputed interest received that is in excess of the U.S. Holder’s adjusted tax basis in the Shares sold in the Offer or exchanged in the Merger. A U.S. Holder will recognize capital loss to the extent of any remaining basis after the basis reduction described above, although it is possible that such U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such U.S. Holder’s abandonment of the U.S. Holder’s CVRs. Any such capital gain or loss will generally be long-term capital gain or loss if the Shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations.

As discussed above, Parent intends to send to each U.S. Holder an IRS Form 1099-B treating the Offer and the Merger as a closed transaction for U.S. federal income tax purposes. Accordingly, U.S. Holders that treat the Offer or the Merger as an open transaction for U.S. federal income tax purposes are urged to consult their tax advisors regarding how to accurately report their income under this method.

Imputed Interest. If payment with respect to a CVR is made more than one year after the effective time of the Offer or the Merger, a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. Parent intends to report imputed interest on the CVRs pursuant to Section 483 of the Code, except as required by applicable law. The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the payment in respect of the CVRs over (2) the present value of such amount as of the effective time of the Offer or the Merger, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest under Section 483 of the Code using such holder’s regular method of accounting for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders. Subject to the discussion of backup withholding below, generally, the exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will not be a taxable transaction to

Non-U.S. Holders for U.S. federal income tax purposes, unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the Offer or the Merger, as the case may be, and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) the Company is or has been a United States real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the Non-U.S. Holder’s holding period and the five-year period preceding the Offer or the Merger, as the case may be, and, if the Shares are “regularly traded on an established securities market” (“regularly traded”), the Non-U.S. Holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time within such period, and certain other conditions are satisfied.

In the case of clause (i) of the preceding paragraph, gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States). In the case of clause (ii) of the preceding paragraph, unless a tax treaty provides otherwise, gain will be subject to U.S. federal income tax at the rates generally applicable to a U.S. Holder (and such Non-U.S. Holder should generally provide an IRS Form W-8ECI). A Non-U.S. Holder that is a non-U.S. corporation also may be subject to a 30% branch profits tax (or applicable lower treaty rate) with respect to gain recognized under clause (ii). With respect to clause (iii) of the preceding paragraph, although there can be no assurance in this regard, the Company does not believe that it is, and does not anticipate it becoming, a USRPHC. Further, even if the Company were a USRPHC, so long as the Shares are considered to be regularly traded at any time during the calendar year, a Non-U.S. Holder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Merger, unless the Non-U.S. Holder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in clause (iii). Non-U.S. Holders that have actually or constructively owned more than 5% of the Shares should consult their tax advisors regarding the process for requesting documentation from the Company to establish whether the Company is a USRPHC for U.S. federal income tax purposes and any consequences with respect thereto. If the Company were a USRPHC, a Non-U.S. Holder may, under certain circumstances, be subject to withholding in an amount equal to 15% of the gross proceeds on the sale or disposition of Shares. However, because we believe that the Shares are regularly traded, no such withholding should be required under these rules upon the exchange of Shares pursuant to the Offer or the Merger.

Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower rate under an applicable income tax treaty) of the portion of any such payments treated as imputed interest (as discussed above under “Imputed Interest”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents. In addition, a payment to a Non-U.S. Holder with respect to a CVR may be subject to U.S. backup withholding and FATCA withholding, each as discussed below.

Non-U.S. Holders are urged to consult their tax advisors with respect to the particular U.S. federal, state, and local, or non-U.S. tax consequences of the Offer and the Merger and the effect of any applicable tax treaties.

Information Reporting and Backup Withholding. Payments made to stockholders in the Offer or the Merger may be reported to the IRS. In addition, under the U.S. federal income tax laws, backup withholding at the statutory rate (currently 24%) may apply to the amount paid to certain stockholders (who are not “exempt” recipients) pursuant to the Offer or the Merger. To prevent such backup withholding, each stockholder who is a U.S. Holder and who does not otherwise establish an exemption from backup withholding must notify the Depositary or other applicable withholding agent of the stockholder’s taxpayer identification number (generally an employer identification number or social security number) and provide certain other information by completing, under penalty of perjury, an IRS Form W-9, a copy of which is included in the Letter of Transmittal. Failure to timely provide the correct taxpayer identification number on the IRS Form W-9 may subject the stockholder to a penalty imposed by the IRS.

Certain “exempt” recipients (including, among others, generally all corporations and certain Non-U.S. Holders) are not subject to these backup withholding requirements (though U.S. corporations may be required to submit an IRS Form W-9 to establish such exemption). For a Non-U.S. Holder to qualify for such an exemption from backup withholding, such Non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8), signed under penalty of perjury, attesting to such Non-U.S. Holder’s exempt status. A copy of the appropriate IRS Form W-8 may be obtained from the Depositary or from the IRS website (www.irs.gov).

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or claim a refund of such amounts if they timely provide certain required information to the IRS.

Holders are urged to consult their tax advisors regarding the application of backup withholding to their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding.

Foreign Account Tax Compliance Act or FATCA. Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs reported as imputed interest if a Non-U.S. Holder fails to meet prescribed certification requirements. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

The tax discussion set forth above is included for general information only and is not tax advice. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer and the Merger, including the applicability and effect of U.S. federal, state, local, non-U.S. and other tax laws and treaties. The U.S. federal income and other tax consequences to holders or beneficial owners of options, RSUs or warrants participating in the Offer or Merger with respect to such options, RSUs or warrants are not discussed herein and such holders or beneficial owners are strongly encouraged to consult their own tax advisors regarding such tax consequences.

6. Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “APLT.” The Company advised us that, as of December 19, 2025, 153,957,727 Shares were issued and outstanding. The following table sets forth the high and low sale prices per Share for each quarterly period with respect to the periods indicated, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2023
First Quarter	$1.24	$0.93
Second Quarter	$2.18	$1.26
Third Quarter	$2.90	$1.24
Fourth Quarter	$3.42	$2.11
Fiscal Year Ending December 31, 2024
First Quarter	$9.39	$1.85
Second Quarter	$6.70	$3.95
Third Quarter	$8.90	$4.27
Fourth Quarter	$10.62	$0.77
Fiscal Year Ending December 31, 2025
First Quarter	$0.98	$0.43
Second Quarter	$0.64	$0.30
Third Quarter	$1.32	$0.30
Fourth Quarter (through December 11, 2025)	$1.50	$0.10

On December 10, 2025, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $0.22 per Share. On December 26, 2025, the last full day of trading before commencement of the Offer, the closing price of the Shares on Nasdaq was $0.11 per Share. Stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7. Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information regarding the Company. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. The Company was incorporated as a Delaware corporation on January 20, 2016 under the name Applied Therapeutics, Inc. The Company is a clinical-stage biopharmaceutical company committed to the development of novel drug candidates against validated molecular targets in rare diseases. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

Applied Therapeutics, Inc.

545 Fifth Avenue, Suite 1400

(212) 220-9226

The information contained in Section 6— “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options and other equity awards granted to them) and other matters. Information concerning the Company’s directors and officers, their compensation and stock options and other equity awards granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC. The Company also maintains an Internet website at https://www.appliedtherapeutics.com/. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent, Purchaser and Certain Related Persons

Purchaser is a Delaware corporation and an indirect wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, Purchaser will merge with and into the Company and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and a wholly owned direct subsidiary of Parent. The business address and business telephone number of Purchaser are as set forth below:

AT2B, Inc.

WeWork Space 110

19 Clifford St

Detroit, MI 48226

+1 (800) 903-1793

Parent is a private limited company incorporated in England and Wales. Parent focuses on rare genetic conditions in metabolic, immunology, urology, and oncology. In neurology, Cycle focuses on multiple sclerosis. The business address and business telephone number of Parent are as set forth below:

Cycle Group Holdings Limited

Broers Building

21 JJ Thomson Ave

Cambridge, CB3 0FA

United Kingdom

+44 (0) 1223 354118

Cycle Pharmaceuticals, Inc. (“CPI”) is a Delaware corporation and a wholly owned indirect subsidiary of Parent. The business address and business telephone number of CPI are as set forth below:

Cycle Pharmaceuticals, Inc.

WeWork Space 110

19 Clifford St

Detroit, MI 48226

+1 (800) 903-1793

Cycle Pharmaceuticals Limited (“CPL”) is a private limited company incorporated in England and Wales and a wholly owned direct subsidiary of Parent. The business address and business telephone number of CPL are as set forth below:

Cycle Pharmaceuticals Limited

c/o Cycle Group Holdings Limited

Broers Building

21 JJ Thomson Ave

Cambridge, CB3 0FA

United Kingdom

+44 (0) 1223 354118

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each director and executive officer of Purchaser, CPI, CPL and Parent and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five (5) years, none of Purchaser, CPI, CPL or Parent or, to the best knowledge and belief of Purchaser, CPI, CPL and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (i) none of Purchaser, CPI, CPL, Parent, or, to the best knowledge and belief of Purchaser, CPI, CPL and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, CPI, CPL, Parent or, to the best knowledge and belief of Purchaser, CPI, CPL and Parent after due inquiry, any of the other persons listed in Schedule I to this Offer to Purchase has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, CPI, CPL, Parent or, to the best knowledge and belief of Purchaser, CPI, CPL and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two (2) years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, CPI, CPL, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser, CPI, CPL and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two (2) years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, CPI, CPL, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser, CPI, CPL and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC. Parent also maintains an Internet website at https://cyclepharma.com/. The information contained in, accessible from or connected to Parent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Parent’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

9. Source and Amount of Funds

Purchaser estimates that it will need approximately $14.5 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding to complete the Merger. In addition, we estimate that we will need approximately $65.3 million to pay the maximum aggregate amount that the holders of the CVRs may be entitled to receive if the specified milestones are achieved on or prior to the expiration of the applicable milestone periods and the Closing Cash exceeds $500,000 but is less than $1,500,000 at the Effective Time. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Parent expects to obtain the necessary funds for the acquisition of Shares in the Offer and to complete the Merger through its cash on hand. To the extent borrowings are made by Parent to fund Purchaser’s purchase of Shares, such funds will be provided to Purchaser through intercompany borrowings.

10. Background of the Offer; Past Contacts or Negotiations with the Company

The following is a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9.

As part of Parent’s ongoing evaluation of its business and strategic opportunities, Parent’s board of directors (the “Parent Board”) and members of senior management of Parent regularly evaluate a variety of potential licensing, partnering, collaboration and strategic transactions with third parties.

On January 29, 2025, a biotechnology investment firm introduced James Harrison, the Chief Executive Officer of Parent, to Les Funtleyder, the Interim Chief Executive Officer and Chief Financial Officer of the Company, by email. Thereafter, Mr. Harrison contacted Mr. Funtleyder to introduce himself and Parent, but no substantive discussion occurred.

Following an introduction of Mr. Harrison to Mr. Chinoporos by a financial advisor, on July 30, 2025, Mr. Chinoporos and Mr. Harrison held a call during which Mr. Harrison expressed interest in learning more about the Company’s govorestat data, and Mr. Harrison presented on the capabilities of Parent. The parties agreed to continue discussions regarding a potential strategic transaction between the parties.

On October 29, 2025, Mr. Chinoporos contacted Mr. Harrison to follow-up on the July discussion and suggested that the parties enter into a confidentiality agreement to enable Parent to conduct due diligence on the Company. On October 30, 2025, the Company and Parent entered into a confidentiality agreement, which agreement required that confidential information shared under the agreement only be used in connection with a possible negotiated transaction and contained a standstill that permits Parent to make confidential proposals at any time to the Board or the Company’s Chief Executive Officer.

Thereafter on November 4, 2025, Mr. Chinoporos met with Mr. Harrison to discuss the status of govorestat. Mr. Harrison expressed interest in reviewing regulatory documentation before proceeding with a management presentation and also asked about the timing of the Company’s upcoming earnings for the period ended September 30, 2025.

On November 7, 2025, the Company granted representatives of Parent access to a virtual data room to facilitate its due diligence investigation in connection with a potential strategic transaction involving the Company.

On November 14, 2025, Mr. Chinoporos held a call with Mr. Harrison. During this call, Mr. Harrison indicated that it had advanced its analysis of the Company, requested additional information from the Company, and described its interest in either a license related to govorestat or a potential acquisition of the Company. At this meeting, Mr. Harrison did not express a proposed valuation of the Company or make a formal proposal to acquire the Company.

On November 17, 2025, management of the Company and representatives of Parent held calls to discuss financial diligence and the Company’s decision to accept the FDA’s preliminary minutes for the anticipated Type B meeting regarding the New Drug Application for govorestat for the treatment of Classic Galactosemia in lieu of proceeding with the meeting.

On November 19, 2025, Mr. Chinoporos and Mr. Harrison held another call to further discuss the Company’s decision to forgo the Type B meeting with the FDA. At this meeting, Mr. Harrison indicated that in any acquisition proposal submitted by Parent, Parent would not be able to offer a premium to the current market price and that the upfront consideration plus the value of any CVR, would not exceed $0.30 per Share. Mr. Harrison also indicated that in any proposal, the upfront consideration payable at the closing of a potential strategic transaction would be less than the potential payments under CVRs. Mr. Harrison indicated a willingness to move quickly to complete due diligence and sign definitive transaction documents after Parent’s submission of a proposal to the Company.

On November 20, 2025, during a call between Mr. Chinoporos and Mr. Harrison, Mr. Chinoporos indicated that the Company would be issuing a press release that day announcing, among other things, the Board’s mandate to pursue strategic alternatives, a reduction in force and an update regarding the FDA’s preliminary minutes. On this call, Mr. Harrison confirmed that Parent intended to submit a non-binding proposal to acquire the Company.

Later on November 20, 2025, the Company publicly announced, among other things, that (i) the Company Board intended to evaluate a broad range of opportunities to maximize shareholder value, (ii) in connection with the evaluation of strategic alternatives, the Company was reducing its workforce by approximately 46% and undertaking other cost-containment and cash conservation measures and (iii) the Company accepted written feedback from the FDA in connection with its previously planned meeting on the body of govorestat data submitted by the Company for galactosemia.

Also on November 20, 2025, Parent submitted a non-binding offer letter (the “November 20 Parent Proposal”), which provided for an acquisition of 100% of the issued and outstanding capital stock of the Company for aggregate upfront consideration of approximately $15.1 million in cash (which Parent indicated represented approximately $0.10/share) plus a CVR per share that would represent the right to receive (i) approximately $30.3 million (which Parent indicated represented approximately $0.20/share) upon the receipt from the FDA of approval of a NDA for govorestat and (ii) approximately $45.4 million (which Parent indicated represented approximately $0.30/share) upon the first time that net sales of govorestat equaled or exceeded $200 million in a calendar year. The November 20 Parent Proposal did not contemplate that Parent would provide a bridge loan to fund the Company’s ongoing operations prior to a closing and it expressly assumed that the Company’s net cash at the closing of a transaction would be at least $500,000.

On November 21, 2025, Mr. Chinoporos contacted Mr. Harrison to provide the Company Board’s feedback on the November 20 Parent Proposal, including, for the first time, that the Company would not be able to maintain operations during the interim period of a potential strategic transaction with Parent without a working capital facility to fund operations prior to closing.

On November 23, 2025, Parent submitted an updated non-binding proposal (the “November 23 Parent Proposal”) to the Company’s Interim Chief Executive Officer and the Company Board, which provided for aggregate upfront consideration of approximately $15.4 million in cash (which Parent indicated represented approximately $0.10/share) plus a CVR per share that would represent the right to receive (i) approximately $15.4 million (which Parent indicated represented approximately $0.10/share) upon receipt from the FDA of approval of a NDA for govorestat for the Classic Galactosemia indication, (ii) approximately $15.4 million (which Parent indicated represented approximately $0.10/share) upon receipt from the FDA of approval of a NDA for govorestat for the CMT-SORD indication, and (iii) approximately $30.9 million (which Parent indicated represented approximately $0.20/share) upon the first time that net sales of govorestat equaled or exceeded $200 million in a calendar year. The November 21 Parent Proposal also was updated to provide for a working capital facility of up to $7.5 million secured by all of the Company’s intellectual property. The November 23 Parent Proposal expressly assumed that the Company’s net cash at the closing of a transaction would be at least $500,000.

On the morning of November 24, 2025, following a meeting of the Company Board, Mr. Chinoporos held a call with Mr. Harrison and communicated a counterproposal (the “November 24 Counterproposal”) to Parent on the following terms: aggregate consideration of approximately $14.4 million in cash (expressed as $0.093/share) plus a CVR per share that would represent the right to receive (i) approximately $15.4 million (expressed as $0.10/share) upon the receipt from the FDA of approval of a NDA for govorestat for the Classic Glactosemia indication (“Milestone 1”), (ii) approximately $15.4 million (expressed as $0.10/share) upon receipt from the FDA for govorestat for the CMT-SORD indication (“Milestone 2”), (iii) approximately $30.9 million (expressed as $0.20/share) upon the first time that net sales of govorestat is equal to or exceeds $200 million in a calendar year (“Milestone 3”), and (iv) the holder’s pro rata share of any cash of the Company in excess of $500,000 at the effective time of a transaction, along with an unsecured working capital facility of up to $8.5 million, shifting $1 million of upfront consideration to increase the size of the working capital facility to facilitate closing certainty. Following the call, Mr. Chinoporos sent Mr. Harrison the draft merger agreement and draft CVR agreement. The draft merger agreement provided for, among other things, (i) a termination fee of 2.5% of the upfront transaction consideration, (ii) customary fiduciary out provisions, and (iii) customary conditions to closing. The draft CVR agreement provided for, among other things, three milestone payments with no outside date for the achievement of any of the milestones.

On November 25, 2025, Parent submitted a further revised non-binding indication of interest to acquire the Company at a price of $0.093 per Share in cash plus a contingent value right with respect to govorestat which represented the right to receive (a) $0.10 per Share upon the receipt from the U.S. Food and Drug Administration of approval of a New Drug Application for govorestat for the classic galactosemia indication, (b) $0.10 per Share upon the receipt from the U.S. Food and Drug Administration of approval of a New Drug Application for govorestat for the CMT-SORD indication, (c) $0.20 per Share upon the first time that the net sales of govorestat is equal to or exceeds $200.0 million in a calendar year, and (d) the holder’s pro rata share of any cash of the Company in excess of $500,000 at the Effective Time of the proposed transaction, and included a working capital facility of up to $8.5 million (the “November 25 Parent Proposal”). The Company signed the non-binding November 25 Parent Proposal that day.

On December 2, 2025, representatives of Goodwin Procter (“Goodwin”), counsel to Parent, sent representatives of Ropes & Gray revised drafts of the merger agreement and CVR agreement. The revised draft merger agreement provided for, among other things, (i) a termination fee of 6% of the total transaction consideration including the full value of the CVR milestones, (ii) revisions to the fiduciary out provisions that limited the Company Board’s ability to accept a topping bid, and (iii) additional conditions to closing. The revised draft CVR agreement provided for, among other things, a seven-year outside date for the achievement of any of the milestones and revisions that would have the effect of reducing how net sales would be calculated for purposes of Milestone 3.

On December 3, 2025, representatives of Goodwin sent representatives of Ropes & Gray a draft term sheet for a bridge loan credit facility, which contemplated that the loan would be secured by the intellectual property of the Company, bear interest at 24% per annum and provided for broad events of default after which the Company would be obligated to repay all amounts outstanding and accrued interest thereunder.

Later on December 3, 2025, Mr. Chinoporos communicated the Company Board’s feedback on the revised draft merger agreement to Mr. Harrison via telephone, emphasizing the Company Board’s focus on value, timing, closing certainty, the amount of the Company termination fee and the ability of the Company to accept a superior proposal, if received. Company management confirmed that while the Company was working towards a December 8 announcement, if an acquisition agreement was not then signed, the Company would need to abandon a potential transaction and pursue a wind down or other similar alternatives ahead of the Company’s next scheduled payroll date on December 15, 2025. Company management also proposed the PRV Milestone, which Parent declined to consider.

Late on December 4, 2025, representatives of Ropes & Gray sent representatives of Goodwin revised drafts of the merger agreement, CVR agreement, and working capital facility term sheet. The revised draft merger agreement provided for a termination fee of 2.5% of the upfront transaction equity value. The revised draft working capital facility term sheet provided for an unsecured loan and narrowed the events that would result in a default. The revised draft CVR agreement provided for (i) the first milestone and second milestone to terminate on the eighth (8th) anniversary of the closing, (ii) certain changes to the definition of “Net Sales” to achieve the third milestone, and (iii) termination of the CVR Agreement to occur on the earliest of the last milestone payment amount and the joint written notice by Parent and the holders and the tenth (10th) anniversary of the closing.

On the morning of December 5, 2025, Mr. Harrison contacted Mr. Chinoporos to provide initial feedback on the revised transaction agreements, including that Parent would not agree to a termination fee in the range proposed by the Company, and otherwise indicating that Parent was nearing its best and final positions on all of the transaction agreements.

On December 5, 2025, representatives of each of Ropes & Gray and Goodwin held a call to discuss the revised drafts of the merger agreement and CVR agreement sent by Ropes & Gray to Goodwin on December 4, 2025. Representatives of Goodwin noted that the amount of the termination fee, the contractual covenants relating to post-closing commitments to employees, and added flexibility of the Company to use cash during the pre-closing period were key commercial issues for Parent.

Also on December 6, 2025, representatives of Ropes & Gray shared the proposed draft unsecured promissory note with representatives of Goodwin.

Also on December 6, 2025, representatives of Goodwin contacted representatives of Ropes & Gray to communicate that Parent was revising the draft transaction documents and would be sharing drafts after an upcoming Parent board meeting that was prepared with the intent of enabling the parties to determine whether a deal could be reached. Representatives of Goodwin indicated that the revised transaction documents would reflect a lower proposed termination fee calculated on the basis of the upfront consideration plus the value of indebtedness under the promissory note, that Parent would not be willing to agree to covenants with respect to continuation of benefits to continuing employees, would require additional protection that cash used during the period between the signing and closing of a proposed transaction would not be used to make extraordinary payments to employees, and would insert a cap on the proposed post-closing cash adjustment under the CVR Agreement of $1 million to match the decrease in the upfront consideration when the working capital facility was increased from $7.5 million to $8.5 million. In this conversation, representatives of Goodwin indicated that as a result of the timing of the Parent board meeting, they would not expect to be in a position to execute definitive transaction documents on December 8, 2025 as proposed.

On December 8, 2025, Mr. Chinoporos and Mr. Harrison held meetings to discuss diligence matters, and Mr. Harrison indicated that the Parent Board was meeting on December 9, 2025 to approve a final proposed form of merger agreement. Mr. Harrison communicated that Parent was prepared to move on from negotiations if the Company did not agree to the terms reflected in the forthcoming revised drafts.

On the morning of December 9, 2025, Parent Board met to discuss the key terms of the draft merger agreement, the draft CVR agreement and draft promissory note.

Later on December 9, 2025, Mr. Harrison sent Mr. Chinoporos revised drafts of all definitive transaction documents. The revised draft merger agreement from Parent provided for, among other things, a termination fee equal to 4.5% of the upfront transaction consideration plus 4.5% of the indebtedness under the working capital facility. The revised draft promissory note provided that the facility would be unsecured, consistent with the feedback that Parent received from the Company.

Later in the day on December 9, 2025, representatives of Ropes & Gray sent representatives of Goodwin revised drafts of the merger agreement, CVR agreement and promissory note. The revised draft merger agreement provided for, among other things, a termination fee equal to 3.5% of the upfront transaction equity value plus 3.5% of any outstanding indebtedness under the promissory note as of the date of termination of the merger agreement.

On December 10, 2025, representatives of Goodwin contacted representatives of Ropes & Gray to provide Parent’s feedback on the revised transaction drafts and communicated that the positions to be included in Parent’s markups will reflect Parent’s “best and final” proposals and that Parent is unwilling to negotiate the transaction documents further. Representatives of Goodwin communicated, among other things, that Parent would agree to calculate the termination fee based on the upfront consideration and outstanding indebtedness under the promissory note as of the date of termination of the merger agreement, but would not agree to a termination fee of less than 4.5% of such amount. In this discussion, representatives of Goodwin also suggested that Parent was considering reducing the per share upfront consideration as a result of the issuance of certain additional retentive restricted stock units recently disclosed in the Company’s disclosure schedules to the merger agreement. Representatives of Ropes & Gray made clear that the referenced restrictive stock units were reflected in the outstanding capitalization information available to Parent and, as a result, that a downward adjustment of the upfront consideration was not necessary since they were already factored into the capitalization information on which the November 25 Parent Proposal was based.

Later on December 10, 2025, representatives of Goodwin sent representatives of Ropes & Gray revised drafts of the merger agreement, CVR agreement and promissory note. The revised draft merger agreement provided for, among other things, a termination fee equal to 4.5% of the upfront transaction equity value plus 4.5% of any outstanding indebtedness under the promissory note as of the date of termination of the merger agreement. Representatives of Goodwin contacted representatives of Ropes & Gray to communicate that if the terms of the revised transaction documents were agreed, Parent would agree not to adjust the upfront consideration for the additional retentive restricted stock unit grants recently disclosed.

Overnight on December 11, 2025, representatives of Ropes & Gray sent representatives of Goodwin revised drafts of the merger agreement, CVR agreement and promissory note with incremental revisions intended to put the agreements in final form for execution, subject to approval of the Company Board.

During the morning of December 11, 2025, Mr. Harrison contacted Mr. Chinoporos, indicating that Parent was decreasing the upfront per share consideration from $0.093 to $0.085 per share to account for additional shares issued from the Company’s ATM Agreement since the parties executed the November 25 Parent Proposal. Mr. Chinoporos responded that based on his calculations, the per share up front price should move to $0.088 per share, rather than $0.085 and Mr. Harrison agreed to use that figure.

Representatives of Goodwin then sent representatives of Ropes a revised draft of the merger agreement reflecting the adjustment to the per share cash consideration from $0.093 to $0.088 per share of Common Stock.

After the closing of trading on Nasdaq on December 11, 2025, the parties executed the Merger Agreement and the Promissory Note, and the Company issued a press release announcing the execution of the Merger Agreement and the Promissory Note.

On December  29, 2025, Purchaser commenced the Offer, and the Company filed the Schedule 14D-9.

11. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of the material provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 — “Certain Information Concerning the Company.” Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual information about Parent, Purchaser or the Company or the Transactions contained in public reports filed by Parent or the Company with the SEC. Such information can be found elsewhere in this Offer to Purchase. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on December 12, 2025. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company with the SEC on December 12, 2025, are incorporated herein by reference as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures in the confidential disclosure letter delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 29, 2025, as well as in the Company’s other public filings.

The Offer

Principal Terms of the Offer

The Offer. Purchaser’s obligation to accept for payment and pay for any Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Tender Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer”. Subject to the satisfaction of the Minimum Tender Condition and the satisfaction (or waiver by Parent) of the other Offer Conditions, the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment, and pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable (and in any event within one business day) after the Acceptance Time (as defined below). Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer will occur on or about January 28, 2026, following the Expiration Date, unless one or more Offer Conditions is not satisfied as of such Expiration Date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement (as further described below).

The date and time at which Purchaser accepts for payment such number of Shares validly tendered and not validly withdrawn pursuant to the Offer as satisfies the Minimum Tender Condition is referred to herein as the “Acceptance Time.” Purchaser will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except if the Merger Agreement is terminated pursuant to its terms.

Purchaser expressly reserves the right at any time, or, from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of the Company, Purchaser is not permitted to:

•	decrease the Closing Amount or amend the terms of the Milestones and Closing Cash Proceeds (as each is defined in the CVR Agreement);

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased pursuant to the Offer;

•	amend, modify or waive the Minimum Tender Condition;

•	add to the Offer Conditions or impose any other conditions to the Offer;

•	amend or modify the Offer Conditions in a manner adverse to the holders of Shares;

•	extend the Expiration Date in a manner except as required or permitted by the Merger Agreement; or

•

make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date and in which Parent is required to cause Purchaser to extend the Expiration Date. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Purchaser must extend the Offer for:

(i)

for one or more periods of time of up to ten (10) business days per extension if at any scheduled Expiration Date any offer condition is not satisfied and has not been waived (to the extent permitted under the Merger Agreement); and

(ii)	for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or Nasdaq applicable to the Offer.

However, Purchaser is not required to, and Purchaser will not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date.

Offer Conditions The Offer Conditions are described in Section 15 — “Conditions of the Offer”.

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that as promptly as practicable on the date the Offer is commenced after the filing of the Offer Documents (but in no event later than the first (1st) business day following the date on which the Offer Documents are filed), the Company will file with the SEC and disseminate to holders of Shares, to the extent required by applicable federal securities laws and regulations, including Rule 14D-9 under the Exchange Act, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 containing the Company Board Recommendation (as defined below) and a notice of appraisal rights as contemplated by Section 262 of the DGCL (subject to the terms and conditions of the Merger Agreement).

The Merger

Principal Terms of the Merger

The Merger Agreement provides that, as soon as practicable following the consummation of the Offer and upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, and the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation of the Merger. The Merger will be governed by Section 251(h) of the DGCL and, assuming the conditions to the Merger have been satisfied or waived, will be effected as soon as practicable following the consummation of the Offer, but in no event later than the first business day after the satisfaction or waiver of the conditions to the Merger (or on such other date as Parent and the Company may mutually agree).

The certificate of incorporation and the bylaws of the Surviving Corporation will be amended and restated as of the Effective Time to conform to the forms previously agreed to by the parties.

Under the Merger Agreement, as of immediately after the Effective Time, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the organizational documents of the Surviving Corporation.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction of the following conditions:

•

there must not be in effect any order, injunction or decree issued by any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including, any arbitrator or arbitral body, mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing (collectively, “Governmental Body”) of competent jurisdiction preventing the consummation of the Merger;

•

no statute, rule, regulation, order, injunction or decree must have been enacted, entered, promulgated or enforced (and continues to be in effect) by any Governmental Body that prohibits or makes illegal the consummation of the Merger; and

•	Purchaser must have accepted for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer.

The Offer Conditions are described in Section 15 – “Conditions of the Offer.”

Conversion of Capital Stock at the Effective Time

At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, each Share issued and outstanding immediately prior to the Effective Time (being such date and at such time as the certificate of merger in respect of the Merger has been filed with the Secretary of State of the State of Delaware, or at such later time and date as specified in the certificate of merger in accordance with the DGCL and agreed to by Purchaser and the Company, the “Effective Time”) (other than Excluded Shares) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements. As a result of the Merger, the Company will cease to be a publicly traded Company.

At the Effective Time, (i) each Share held in the treasury of the Company or owned by Parent, Purchaser, the Company or any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company, immediately prior to the Effective Time will be canceled and retired without any conversion thereof, and no payment or distribution will be made in respect thereof; (ii) any Shares irrevocably accepted by Purchaser for purchase in the Offer will no longer be outstanding and will automatically be canceled and retired without any conversion thereof, and no consideration will be delivered in exchange therefor; and (iii) all shares of the common stock of Purchaser then issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, the stock transfer books of the Surviving Corporation will be closed, and no subsequent transfers of Shares that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, the Merger Agreement, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards and Stock Plans in the Merger

Each Company Stock Option that has a per Share exercise price that is less than the Closing Amount as of immediately prior to the Effective Time (each, an “In-The-Money Company Stock Option”) (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled In-The-Money Company Stock Option will be entitled to receive (without interest), (1) an amount in cash (less all applicable withholdings) equal to the product of (x) the total number of Shares subject to such In-The-Money Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess of the Closing Amount over the applicable exercise price per Share under such In-The-Money Company Stock Option, and (2) one CVR for each Share subject to such In-The-Money Company Stock Option, which shall be payable in accordance with the CVR Agreement.

Each Company Stock Option that has a per Share exercise price that is equal to or greater than the Closing Amount as of immediately prior to the Effective Time (each, an “Out-Of-The-Money Company Stock Option”) (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested as of prior to the Effective Time, and the Company shall permit the holders of Out-Of-The-Money Company Stock Options to exercise such Out-Of-The-Money Company Stock Options prior to the Effective Time, and any Out-Of-The-Money Company Stock Options that remain outstanding and unexercised as of the Effective Time shall be cancelled without any consideration.

Each Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled Company RSU will be entitled to receive (without interest), (1) an amount in cash (less all applicable withholdings) equal to the product of (x) the total number of Shares subject to (or deliverable under)

such Company RSU immediately prior to the Effective Time multiplied by (y) the Closing Amount, and (2) one CVR for each Share subject to such Company RSU, which shall be payable in accordance with the CVR Agreement.

The Company Equity Plans will be terminated as of the Effective Time.

Prior to the Effective Time, any outstanding rights under the Company’s 2019 Employee Stock Purchase Plan (the “2019 ESPP”) as of immediately prior to the Effective Time will be exercised for whole Shares and each such Share shall be converted into a right to receive the Closing Amount and one CVR, less any applicable tax withholdings. The 2019 ESPP will be terminated as of the Effective Time.

Treatment of Warrants in the Merger

Each warrant to purchase Shares issued by the Company on June 27, 2022 to the holders thereof, (each a “Common Stock Warrant”) and each pre-funded warrant to purchase Shares issued by the Company on June 27, 2022 to the holders thereof (each a “Pre-Funded Warrant”) outstanding and not exercised immediately prior to the Effective Time will be cancelled and thereafter represent only the right to receive from (or from a person on behalf of) the Surviving Corporation an amount in cash, without interest, equal to the Black Scholes Value (as defined in the applicable Common Stock Warrant or Pre-Funded Warrant) of the remaining unexercised portion of such Common Stock Warrant or Pre-Funded Warrant in accordance with its terms, less applicable tax withholdings, and will terminate and be deemed to be surrendered for no consideration.

Each warrant to purchase Shares issued by the Company on March 13, 2017 to the holders thereof (each a “Legacy Warrant”) outstanding and not exercised immediately prior to the Effective Time will cease to represent a Legacy Warrant exercisable for Shares, and the holder of such Legacy Warrant will thereafter only be entitled to receive, upon the exercise of such Legacy Warrant by such holder, the Merger Consideration as if such exercise had taken place immediately prior to the Effective Time. Each warrant to purchase Shares issued by the Company on November 5, 2018 to the holders thereof and April 9, 2019 to the holders thereof (each a “Other Legacy Warrant”) outstanding and not exercised immediately prior to the Effective Time will cease to represent an Other Legacy Warrant exercisable for Shares and will terminate in accordance with its terms. Following the Effective Time, no holder of any Common Stock Warrant, Pre Funded Warrant, Legacy Warrant or Other Legacy Warrant will have any right to acquire any shares of Company Common Stock or any securities in the Surviving Corporation, Parent or any of their respective Affiliates.

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if, after the date of the Merger Agreement and prior to (A) the payment by Purchaser for Shares validly tendered and not validly withdrawn in connection with the Offer (with respect to the Offer Price) or (B) the Effective Time (with respect to the Merger Consideration), there is any reclassification, recapitalization, stock split (including a reverse stock split), combination, exchange, or readjustment of shares of the Company, or any stock dividend or stock distribution occurring (or for which a record date is established), then the Offer Price and the Merger Consideration will be appropriately adjusted to reflect such change.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to:

•	organization and corporate power;

•	authorization; valid and binding agreement;

•	capital stock;

•	no subsidiaries; other interests;

•	no breach;

•	consents;

•	SEC reports; disclosure controls and procedures;

•	no undisclosed liabilities;

•	absence of certain developments;

•	compliance with laws;

•	title to tangible properties;

•	tax matters;

•	contracts and commitments;

•	intellectual property;

•	privacy and data security;

•	litigation;

•	insurance;

•	employee benefit plans;

•	environmental compliance and conditions;

•	employment and labor matters;

•	FDA and regulatory matters;

•	brokerage;

•	state takeover statutes;

•	affiliate transactions;

•	disclosure;

•	no rights agreement;

•	opinion of financial advisors;

•	no vote required; and

•	no other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that (x) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of the Company, taken as a whole or (y) prevents the ability of the Company to consummate the Transactions; provided, however, that any changes, effects, events, inaccuracies, occurrences or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred:

•

matters generally affecting the United States or foreign economies, financial or securities markets, or political, legislative or regulatory conditions, or changes in general political, social, geopolitical or regulatory conditions, or the industry in which the Company operates, except to the extent such matters have a materially disproportionate adverse effect on the Company relative to the impact on other companies in the industry in which the Company operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect);

•

the negotiation, execution, announcement, or pendency of the Merger Agreement or the Transactions, including the impact thereof on customers, suppliers, employees or other persons having business relationships with the Company (provided that this will not apply to the representations and warranties with respect to no breach and consents or the Representations Condition to the extent relating to such representations and warranties with respect to no breach and consents);

•

any change in the market price or trading volume of the Shares; provided, that, this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause of the definition of Company Material Adverse Effect;

•

acts of war or terrorism (including cyber attacks and computer hacking), national emergencies, U.S. federal government shutdowns, natural disasters, force majeure events, weather or environmental events or health emergencies, including pandemics or epidemics (or the escalation of any of the foregoing), except to the extent such matters have a materially disproportionate adverse effect on the Company relative to the impact on other companies in the industry in which the Company operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect);

•

changes in laws, regulations, accounting principles, or the authoritative interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Company, relative to the impact on other companies in the industry in which the Company operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect);

•

the performance of the Merger Agreement and the Transactions, including compliance with covenants set forth therein (excluding the requirement that the Company operate in the ordinary course of business), or the taking of any action or failure to take any action by the Company at the request or with the prior written consent of Parent or Purchaser;

•

the initiation or settlement of any legal proceedings commenced by or involving current or former holder of equity securities of the Company (on their own or on behalf of the Company) arising out of or related to the Merger Agreement or the Transactions; or

•

any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause of this definition.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	organization and corporate power;

•	authorization; valid and binding agreement;

•	no breach;

•	consents;

•	litigation;

•	disclosure;

•	brokerage;

•	operations of Purchaser;

•	ownership of Shares;

•	vote/approval required;

•	funds;

•	acknowledgment as to the absence of other representations and warranties;

•	investigation; disclaimer of reliance; and

•	other agreements.

Certain of Parent and Purchaser’s representations and warranties contained in the Merger Agreement are qualified as to “materiality” or “Purchaser Material Adverse Effect.” “Purchaser Material Adverse Effect,” as used in the Merger Agreement, means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Parent or Purchaser to timely perform its obligations under the Merger Agreement or to timely consummate the Transactions.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement (or in any instrument delivered pursuant to the Merger Agreement) survive the Merger.

Covenants

Conduct of Business Pending the Merger

The Company has agreed that, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement (the “Pre-Closing Period”), except (i) as set forth in the confidential disclosure letter to the Merger Agreement, (ii) as expressly contemplated by the Merger Agreement or the Promissory Note, (iii) as required by applicable law, or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Company will use commercially reasonable efforts (A) to carry on its business in the ordinary course of business, (B) to preserve intact its current business organization and (C) to preserve its relationships with material customers, suppliers, partners, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the date of the Closing. Any action, the subject matter of which is addressed by the restrictions set forth in the following paragraph, will be deemed compliant with the restrictions set forth in this paragraph, if compliant with the restrictions set forth in the following paragraph.

The Company has further agreed that, during the Pre-Closing Period, except (i) as set forth in the confidential disclosure letter to the Merger Agreement, (ii) as required by applicable law, (iii) as expressly contemplated by the Merger Agreement or the Promissory Note, (iv) to the extent necessary to comply with any obligation under any contracts made available to Parent on or prior to the date of the Merger Agreement, the Company will not, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed):

•

(A) authorize, declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Shares or other Company Securities (as defined in the Merger Agreement) or (B) directly or indirectly redeem, repurchase or otherwise acquire any Shares or other Company Security except, in each case, (1) as a result of net share settlement of any Company Equity Award (as defined in the Merger Agreement) or to satisfy the exercise price or withholding tax obligations in respect of any Company Equity Award or (2) any forfeitures or repurchases of Company Equity Awards in accordance with the terms thereof;

•

issue, sell, pledge, dispose of, grant or otherwise encumber, or authorize the issuance, sale, pledge, grant, disposition or other encumbrance of, (A) any Shares, other Company Securities or other ownership interest in the Company, (B) any securities convertible into or exchangeable or exercisable for any such shares, Company Securities or ownership interest, (C) any phantom equity or similar contractual rights or (D) any rights, warrants or options to acquire or with respect to any such Shares, Company Securities or ownership interest or convertible or exchangeable securities except, in each case, for issuances, dispositions or sales (x) upon the exercise of Company Stock Options or the settlement of Company RSUs in accordance with the terms of the applicable Company Equity Plan or the terms of the Merger Agreement or (y) upon the exercise of the any of the Company warrants, in each case, in accordance with their terms;

•

except as required by the terms of a Company benefit plan currently in effect, (A) increase (or commit to increase) the compensation or benefit (including any severance or termination pay) with respect to any of the Company’s current or former directors, officers, employees or individual independent contractors, (B) establish, adopt, enter into, amend or terminate any Company benefit plan (or any program, policy, or contract that would be a Company benefit plan if in effect as of the date of the Merger Agreement); (C) take any action to accelerate or waive the vesting and lapsing of restrictions or payment, or fund or in any other way secure the payment of compensation of benefits, under any Company benefit plan; (D) grant or pay (or commit to grant or pay) any cash incentive or equity or equity based awards, or amend or modify the terms of any outstanding equity or equity based awards, in each case, under any Company benefit plan or otherwise; (E) forgive any loans or issue any loans to any employee of the Company; or (F) award any retention, change of control, or other awards or bonuses to any of the Company’s current or former directors, officers, employees or individual independent contractors;

•

(A) adopt, enter into, amend, modify or extend any collective bargaining agreement or contract with any labor union, labor organization, trade organization or other employee representative body applicable to the Company or (B) recognize any labor union or group of employees of the Company as the bargaining representative for any employees of the Company;

•

(A) hire, promote, or otherwise enter into any employment or independent contractor agreement or arrangement with, any employee or individual independent contractor or (B) terminate (other than for cause) any employee or individual independent contractor;

•	implement or announce any employee layoffs or location closing that would require any notice under WARN or any similar foreign, state, provincial or local law;

•	amend any Company organizational document, adopt a stockholders’ rights plan or enter into any agreement with respect to the voting of its capital stock;

•

effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

•	adopt a plan or agreement of complete or partial liquidation, merger, dissolution, consolidation, restructuring or recapitalization of the Company (other than the Merger);

•	make or agree to make any capital expenditures in excess of the amounts indicated in the Approved Budget (as defined under the Promissory Note);

•

form any subsidiary or acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, limited liability company, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other person;

•

(A) incur any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term Indebtedness incurred in the ordinary course of business consistent with past practice; (B) forgive any loans or make any loans or advances to any other person, (C) make any capital contributions to, or investments in, any other person or (D) repurchase, prepay or refinance any Indebtedness (except to the extent required pursuant to any contract in effect on the date of the Merger Agreement and made available to Parent on or prior to the date of the Merger Agreement);

•

sell, transfer, license, assign, mortgage, encumber, acquire or agree to acquire or otherwise abandon, withdraw or dispose of (A) any tangible assets, or (B) any Owned Intellectual Property (as defined in the Merger Agreement) or any Intellectual Property (as defined in the Merger Agreement) that is or has been exclusively licensed to the Company, except in the case of clause (B), with respect to non-exclusive licenses granted pursuant to the Company’s standard contracts in the ordinary course of business;

•	commence, pay, discharge, settle, compromise or satisfy any action that is unrelated to the Transactions, other than solely for monetary consideration not to exceed $50,000;

•	change its fiscal year, revalue any of its material assets or change any of its financial, actuarial, reserving or accounting methods in any respect, except as required by GAAP or law;

•

(A) make, change or revoke any tax election with respect to the Company, (B) file any amended tax return, (C) change any annual tax accounting period, or adopt or change any method of tax accounting, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), tax allocation agreement or tax sharing agreement (other than any commercial agreement that does not relate primarily to taxes) relating to or affecting any material tax liability of the Company, (E) settle or compromise any tax liability with respect to the Company, (F) surrender any right to claim a refund, offset, or other reduction in tax liability, or (G) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to the Company or its subsidiary, except in each case of clauses (A) through (G), as required by applicable law;

•

(A) enter into any contract that would have been a Company Material Contract (as defined in the Merger Agreement) were the Company a party or subject thereto on the date hereof, or (B) waive, release or assign any material rights or claims under any Company Material Contract, or (C) renew, materially amend, materially modify or terminate, any Company Material Contract;

•	abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any permits;

•	amend, cancel or terminate any material insurance policy naming the Company or its subsidiary as an insured, a beneficiary or a loss payable payee without obtaining substitute insurance coverage;

•

enter into any new line of business or enter into any agreement or commitment that materially limits or otherwise materially restricts the Company or its affiliates, including, following the Closing, Parent and its affiliates (other than in the case of Parent and its affiliates, due to the operation of Parent’s or its affiliates’ own contracts), from time to time engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material restrictions on its assets, operations or business;

•

commence any clinical study of which Parent has not been informed prior to the date of the Merger Agreement or, unless mandated by any Governmental Body, discontinue, terminate or suspend any ongoing clinical study;

•	renew or enter into any agreement containing a non-compete, exclusivity, non-solicitation or similar clause that would restrict or limit, in any material respect, the operations of the Company;

•	enter into an Affiliate Transaction (as defined in the Merger Agreement) (aside from the Transactions);

•

abandon, cancel, fail to renew or permit to lapse any material Company Registered Intellectual Property (excluding any abandonment of any Company Registered Intellectual Property (as defined in the Merger Agreement) at the end of the applicable statutory term, in the ordinary course of prosecution in the exercise of the business judgment of the Company’s management or legal counsel, or otherwise in the ordinary course of business); or

• authorize, agree or commit to take any of, the foregoing actions.

Access to Information

Except as prohibited by applicable law, during the Pre-Closing Period, the Company shall use commercially reasonable efforts, upon reasonable advance notice, to (i) give Parent and Purchaser and their respective representatives, reasonable access during normal business hours (under the supervision of appropriate Company personnel and in a manner that does not unreasonably interfere with normal business operations of the Company) to employees, assets and facilities and to books, contracts and tax returns, work papers, records and other documents of the Company, (ii) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request and (iii) cause its officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company as Parent or Purchaser may from time to time reasonably request; provided, however¸ that any such access will be afforded and any such information will be furnished at Parent’s expense; provided, further, that the purpose of any such access, in the case of clause (i), or any such request, in the case of clauses (ii) or (iii), will be limited to the planning of any restructuring and integration of the Company and its business, on the one hand, with Parent, Parent’s subsidiaries and their respective businesses, on the other hand.

No Solicitation

The Company will not, and will instruct its Representatives (as defined in the Merger Agreement) not to, directly or indirectly: (i) initiate, solicit or knowingly encourage or knowingly facilitate (including by way of providing non-public information) the submission of any offer or proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (as defined below), (ii) engage in, enter into or participate in any discussions or negotiations with any Person (other than Parent, Purchaser or any designees of Parent or Purchaser) regarding, furnish to any Person (other than Parent, Purchaser or any designees of Parent or Purchaser) any non-public information or afford access to the business, properties, assets, books or records of the Company to, or take any other action to assist or knowingly facilitate or knowingly encourage any effort by any Person (other than Parent, Purchaser or any designees of Parent or Purchaser), in each case, in connection with or in response to any Acquisition Proposal or (iii) provide or make available any non-public information to any person (other than Parent, Purchaser or any designees of Parent or Purchaser) in connection with or in response to any Acquisition Proposal or any offer or proposal that would reasonably be expected to lead to an Acquisition Proposal.

The Company will, and will instruct its Representatives to, immediately cease any solicitation, discussions or negotiations with any person (other than Parent, Purchaser or any designees of Parent or Purchaser) with respect to any Acquisition Proposal, and, to the extent the Company has the right to do so, will request from each person with whom the Company has engaged with respect to an Acquisition Proposal in the last twelve (12) months, the return or destruction of all confidential information provided by or on behalf of the Company to any such person, and the Company will terminate access to any physical or electronic data rooms (other than such access granted to Parent and Purchaser and their representatives). Notwithstanding the foregoing or any other provision of the Merger Agreement, the Company and its representatives may (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any person or group solely to determine in good faith whether such inquiry or proposal constitutes an Acquisition Proposal or to request that any Acquisition Proposal made orally be made in writing and (B) inform a person that has made or, to the knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this paragraph and the foregoing paragraph.

For purposes of the Merger Agreement, the term “Acquisition Proposal” means any offer or proposal made or renewed by a person or group (other than Parent or Purchaser) at any time after the date of the Merger Agreement that is structured to permit such person or group to acquire beneficial ownership of twenty percent (20%) or more of the total voting power of any class of equity securities of the Company or twenty percent (20%) or more of the consolidated total assets of the Company, whether pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, joint venture, license or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Offer and the Merger.

Notwithstanding the foregoing, the Transactions are excluded from the definition of “Acquisition Proposal.”

For purposes of the Merger Agreement, the term “Superior Proposal” means a written bona fide Acquisition Proposal (except the references in the definition thereof to “twenty percent” (20%) will be replaced by “fifty percent” (50%)) received after the date of the Merger Agreement that the Company Board or a committee thereof has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisors, (i) would be reasonably expected to be more favorable from a financial point of view to Company’s stockholders than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement irrevocably proposed by Parent pursuant to the Merger Agreement); and (ii) is reasonably likely to be consummated on the terms proposed.

Notwithstanding the restrictions described above or any other provisions in the Merger Agreement, if at any time following the date of the Merger Agreement and prior to the Acceptance Time (i) the Company has received an Acquisition Proposal that did not, directly or indirectly, result from a material breach of the Merger Agreement, and (ii) the Company Board or a committee thereof determines in good faith (after consultation with outside counsel and a financial advisor) that such Acquisition Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal, then the Company may:

•	(A) furnish information with respect to the Company to the person or group making such Acquisition Proposal and its Representatives; and

•

(B) participate in discussions or negotiations with such person and its Representatives regarding such Acquisition Proposal; provided, that, (1) the Company will not, and will instruct its Representatives not to, disclose any material non-public information to such person unless the Company (x) has entered into a confidentiality agreement with such person existing as of the date of the Merger Agreement or (y) first enters into a confidentiality agreement with such person with terms governing confidentiality that, taken as a whole, are not materially less restrictive, in the aggregate, to the other person than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to an Acquisition Proposal, and (2) the Company will, as promptly as reasonably practicable, and in any event within one (1) business day, provide or make available to Parent any material non-public information concerning the Company provided or made available to such other person that was not previously provided or made available to Parent or Purchaser; provided, that, if the Company Board in good faith, counsel determines that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, the Company may waive any such standstill provision solely to the extent necessary to permit the applicable person (if such person has not been solicited in breach of the Merger Agreement) to make, on a confidential basis, an Acquisition Proposal, conditioned upon such person agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding the material terms of any such Acquisition Proposal) in accordance with applicable section in the Merger Agreement. Wherever the term “group” is used in the Merger Agreement, it is used as defined in Rule 13d-5 under the Exchange Act.

In addition, the Company must:

•

promptly (and in any event within one (1) business day) notify Parent of the receipt by the Company of any Acquisition Proposal or written indication by any person that it is considering making an Acquisition Proposal;

•

provide Parent promptly (and in any event within such one (1) business day period) a summary of the material terms and conditions of any such Acquisition Proposal, (including, if applicable, copies of any written proposals or offers, including proposed term sheets and agreements relating thereto and identity of the person making any such Acquisition Proposal, and any subsequent amendments or modifications thereto amend the material terms thereof);

•

keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any subsequent material changes to the terms or conditions thereof) on a reasonably prompt basis, and will provide Parent with a copy of any written correspondence documents or agreements delivered to or by the Company or its representatives that amend the material terms thereof (or, if not delivered in writing, a summary of any such material amendments), and

•	Parent’s request, reasonably inform Parent of the status of such Acquisition Proposal.

The Merger Agreement further provides that the Company Board, and each committee thereof, will not (i) cause or permit the Company to enter into any acquisition agreement, merger agreement or other definitive agreement (other than an Acceptable Confidentiality Agreement or any “clean team” agreement) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation (as defined below).

Change of the Company Board Recommendation

As described above, and subject to the provisions described below, the Company Board has unanimously (a) determined that the Merger Agreement, the Promissory Note and Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and the holders of the shares, (b) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement, the Promissory Note and the consummation of the Transactions, including the Offer and the Merger, and (c) resolved to recommend that the holders of the shares accept the Offer and tender their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” Unless the Company Board has made a Change of Board Recommendation (as defined below), the Company Board has also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, during the Pre-Closing Period, the Company Board or the Company, as applicable, may not:

•

publicly announce the withdrawal, qualification or modification (in a manner adverse to Parent or Purchaser) of the Company Board Recommendation or publicly announce any proposal to withdraw or materially qualify or modify (in a manner adverse to Parent or Purchaser) the Company Board Recommendation (or any agreement to take any such action);

•	publicly announce the adoption, endorsement, approval or recommendation, of any Acquisition Proposal;

•

fail, within ten (10) business days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a person other than Parent or any of its affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer;

•	fail to include the Company Board Recommendation in the Schedule 14D-9 when mailed to the Company’s stockholders; or

•

except in the case of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a person other than Parent or any of its affiliates, the failure by the Company Board or a committee under the Merger Agreement to publicly reaffirm the Company Board Recommendation within three (3) business days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal; provided, that, Parent may deliver only one such request with respect to any Acquisition Proposal (and one reaffirmation of each publicly announced amendment to such Acquisition Proposal).

Any action described in the foregoing three bullet points is referred to as a “Change of Board Recommendation.”

However, notwithstanding the foregoing, at any time prior to the Acceptance Time, the Company may terminate the Merger Agreement to enter into an Alternative Acquisition Agreement if:

•

the Company receives an Acquisition Proposal that did not result from a material breach of the Merger Agreement that the Company Board or a committee thereof determines in good faith (after consultation with outside counsel and its financial advisor) constitutes a Superior Proposal;

•	the Company has delivered a Determination Notice (as defined below) that it intends to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement; and

•

no earlier than the end of the Notice Period (as defined below), the Company shall have negotiated, and shall have directed its representatives to negotiate, in good faith, with Parent during such Notice Period, to the extent Parent requests to negotiate, to enable Parent to revise the terms of the Merger Agreement in such a manner that would cause such Superior Proposal to no longer constitute a Superior Proposal; and

•

following the end of the Notice Period, the Company Board or any committee thereof after considering in good faith any revisions to the Merger Agreement irrevocably committed to in writing by Parent, and has determined in good faith, after consultation with outside counsel, that the failure to terminate the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, and that such Superior Proposal continues to constitute a Superior Proposal.

Additionally, at any time prior to the Acceptance Time, the Company Board or a committee thereof may make a Change of Board Recommendation if and only if:

•

the Company receives an Acquisition Proposal that did not result from a material breach of the Merger Agreement and that the Company Board or a committee thereof determines in good faith constitutes a Superior Proposal,

•	the Company has delivered a Determination Notice that it intends to effect a Change of Board Recommendation; and

•

no earlier than the end of the Notice Period, the Company shall have negotiated, and shall have directed its representatives to negotiate, in good faith, with Parent during such Notice Period, to the extent Parent requests to negotiate, to enable Parent to revise the terms of the Merger Agreement in such a manner that would cause such Superior Proposal to no longer constitute a Superior Proposal; and

•

following the end of the Notice Period, the Company Board or a committee thereof after considering in good faith any revisions to the Merger Agreement irrevocably committed to in writing by Parent, and has determined in good faith, that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Finally, at any time prior to the Acceptance Time and other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event (as defined below) if:

•	the Company has delivered a Determination Notice that it intends to effect a Change of Board Recommendation; and

•

no earlier than the end of the Notice Period, the Company shall have negotiated, and shall have directed its representatives to negotiate, in good faith, with Parent during such Notice Period, to the extent Parent requests to negotiate, to enable Parent to revise the terms of the Merger Agreement in such a manner that would eliminate the need for taking such action;

•

following the end of the Notice Period, the Company Board or any committee thereof after considering in good faith any revisions to the Merger Agreement irrevocably committed to in writing by Parent, and has determined in good faith, after consultation with outside counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and

The Merger Agreement further provides that, during any Notice Period, if requested by Parent, the Company will negotiate in good faith with Parent regarding potential changes to the Merger Agreement.

For purposes of the Merger Agreement, a “Determination Notice” means any notice delivered by the Company to Parent pursuant to a Change of Board Recommendation, an Alternative Acquisition Agreement termination or the bullet points above relating to an Intervening Event and “Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. Eastern Time) and ending on the fourth (4th) business day thereafter at 5:00 p.m. Eastern Time; provided, that, with respect to any material change in the financial terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m. Eastern Time on the second (2nd) business day after delivery of such revised Determination Notice; provided, further, that if fewer than five (5) business days remain prior to the scheduled Expiration Date, the Notice Period will be the period beginning upon delivery by the Company to Parent of a Determination Notice and ending twenty-four (24) hours thereafter.

For purposes of the Merger Agreement, an “Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter that was not known or reasonably foreseen to the Company Board or any committee thereof on the date of the Merger Agreement (or if known, or reasonably foreseeable, the consequences of which were not known to the Company Board or any committee thereof as of the date of the Merger Agreement), which change, effect, event, circumstance, occurrence or other matter, or any consequence thereof, becomes known to the Company Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event; and provided, further, that, subject to the immediately following proviso, in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the price of the Company’s common stock in and of itself or (ii) the fact, in and of itself, that the Company meets or exceeds any internal or published budgets, projections, forecasts or predictions of financial performance for any period; provided, however, that the facts or causes underlying or contributing to any of the matters described above may be considered in determining whether an Intervening Event has occurred.

None of the provisions described above under “ – Acquisition Proposals” or elsewhere in the Merger Agreement will prohibit (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e 2(a) or Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Company Board or a committee thereof determines in good faith (after consultation with outside counsel) that the failure to make such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act; provided, that, any such action that would otherwise constitute a Change of Board Recommendation shall be made only in accordance with the Merger Agreement.

Employee Benefits and Compensation

Parent will, and will cause the Surviving Corporation and each of its other subsidiaries to, maintain the terms and benefits provided to each individual employed by the Company as of immediately prior to the Effective Time and who remains so employed following the Effective Time (each, a “Current Employee”), in each case, in such Current Employee’s existing employment agreement that is in effect, as of immediately prior to the Effective Time.

Without limiting the generality of the Merger Agreement, no provision of the Merger Agreement (i) prohibits Parent or the Surviving Corporation from amending or terminating any individual Company benefit plan or any other employee benefit plan in accordance with its terms, (ii) requires Parent or the Surviving Corporation to keep any person employed for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Company benefit plan or other employee benefit plan or (iv) confers upon any Current Employee or any other person any third-party beneficiary or similar rights or remedies.

Upon request of Parent in writing at least ten (10) business days prior to the Closing Date, effective as of the day immediately preceding the Closing Date, the Company shall use reasonable best efforts to terminate its agreement with Insperity and withdraw from the PEO 401(k) Plan (as defined in the Merger Agreement), and shall provide Parent with a copy of any and all resolutions or other corporate action (the form and substance of which shall be subject to prior reasonable review and comment by Parent, which comments shall be considered by the Company in good faith) evidencing such actions.

Prior to making any written or broad-based oral communications to any current or former officer, director, employee or individual independent contractor of the Company pertaining to compensation or benefit matters described in the Merger Agreement or to compensation or benefits that will be provided by Parent or an affiliate thereof following closing, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith; it being understood that the Company shall not be required to provide Parent with copies of communications that are substantially similar to those that Parent has reviewed and commented on.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides for indemnification and exculpation rights with respect to liabilities for acts and omissions occurring prior to or at the Effective Time, as well as related rights to advancement of expenses, in favor of the current and former directors and officers, heirs, executors, administrators, or affiliates of the Company (collectively the “Indemnified Parties” and each an “Indemnified Party”). Specifically, for a period of six (6) years after the Effective Time, or in the event that any action is pending or asserted or any claim made during the six (6) year period, the provisions of the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement which relate to indemnification, exculpation and advancement of expenses, will contain provisions no less favorable than are currently provided in the Company organizational documents and under any indemnification agreements entered into by such persons ad the Company, which provisions may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of an Indemnified Party.

Additionally, from and after the Effective Time, Parent and the Surviving Corporation will, jointly and severally, indemnify and hold harmless each present Indemnified Party against any and all obligations to pay a judgment, settlement or penalty and reasonable expenses incurred in connection with any action, whether civil, criminal, administrative, arbitrative, or investigative, or whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, affiliate, fiduciary or agent of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable law. In the event of any such action, Parent and the Surviving Corporation will advance to each Indemnified Party reasonable expenses incurred in the defense of the action, including reasonable attorney fees (provided that any person to whom expenses are advanced will have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determinate that such person is to entitled to indemnification).

The Merger Agreement also provides that the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which (i) will be effective until the sixth (6th) anniversary of the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies, provided, that, the annual premium for such tail policy may not exceed three hundred percent (300%) of the last annual premium paid prior to the Effective Time. If the aggregate premium of such insurance policies exceed the such amount then the Company may, and the Surviving Corporation will, purchase a tail policy with the greatest amount of coverage as is available at a cost up to, but not exceeding, three hundred percent (300%) of the last annual premium paid prior to the Effective Time. Parent will cause such policy to be maintained in full force and effect for their full term and cause all obligations thereunder to be honored by the surviving corporation.

Without limiting any of the rights or obligations under the Merger Agreement, from and after the Effective Time, the Surviving Corporation will keep in full force and effect, and will comply with the terms and conditions of, any agreement in effect as of the date of the Merger Agreement between the Company and any Indemnified Party providing for the indemnification of such Indemnified Party and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

Pursuant to the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable legal requirements to consummate the Offer, the Merger and the other Transactions as promptly as possible. The parties have agreed that, to the extent applicable, they will cause their ultimate parent entity (as such term is defined in the HSR Act) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required pursuant to applicable foreign merger control laws with respect to the Offer and Merger as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided that, unless otherwise agreed by the Company and Parent in writing, the filing of a Notification and Report Form pursuant to the HSR Act must be made within twenty (20) business days after the date of the Merger Agreement). The parties will supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Body pursuant to the HSR Act (to the extent applicable) or any other merger control law.

The parties also will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any merger control laws. The parties agree (A) to give each other reasonable advance notice of all meetings with any Governmental Body relating to any merger control laws, (B) to give each other an opportunity to participate in each of such meetings, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any merger control laws, (D) if any Governmental Body initiates a substantive oral communication regarding any antitrust laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any merger control laws and (F) to provide each other with copies of all written communications to or from any Governmental Body relating to any merger control laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis, if appropriate. Parent shall control the strategy and timing for obtaining any approvals or clearances required or advisable under any merger control laws in connection with the Merger Agreement, subject to good faith consultation with the Company.

Each party will, and will cause each of its respective affiliates to, use its reasonable best efforts to obtain any consents, clearances or approvals required under or in connection with any applicable merger control laws to enable all waiting periods under applicable merger control laws to expire, and to avoid or eliminate impediments under applicable merger control laws asserted by any Governmental Body, in each case, to cause the Merger to occur as promptly as possible, including promptly complying with any requests for additional information (including any second request) by any Governmental Body. None of Parent or any of its affiliates will be required to agree to or proffer to sell, divest, lease, license, transfer, dispose of or otherwise encumber or impair Parent’s or any of its affiliates’ ability to own or operate any assets or properties of Parent or any of its affiliates (including for the avoidance of doubt, any equity or other interests in the Company from and after the Effective Time) or any assets or properties of the Company or any of its affiliates. Furthermore, Parent will not take, and will cause each of its affiliates to not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any person or portion thereof, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would materially delay clearance by any Governmental Body or materially increase the risk of not obtaining clearance by any Governmental Body before the Outside Date. Parent shall bear the filing fees required in connection with filings under any applicable merger control laws.

Each party has also agreed to use commercially reasonable efforts to obtain any consents, approvals or waivers of third parties with respect to any contracts to which it is a party as may be necessary for the consummation of the Transactions or required by the terms of any contract as a result of the execution, performance or consummation of the Transactions; provided, that, in no event will the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration or make any other accommodation to any third party to obtain any consent, approval or waiver required with respect to any such contract.

Stockholder Litigation.

The Company will notify Parent of litigation against the Company or any of its directors or officers relating to the Merger Agreement or the Transactions. The Merger Agreement provides that Parent will have the right to participate in the defense of any such litigation, the Company will consult with Parent regarding the defense of any such litigation, and the Company will not settle or compromise any such litigation without the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed. The Company will notify Parent promptly of the commencement or receipt by the Company of a written threat of any stockholder litigation of which it has received notice or become aware and shall keep Parent promptly and reasonably informed regarding any such actions.

Other Covenants and Agreements.

The Merger Agreement contains certain other covenants and agreements, including covenants described below:

•

The Company and Parent will not, and will cause each of its subsidiaries to not, issue any press release or announcement concerning the Transactions without the prior consent of the other (which consent may not be unreasonably withheld, conditioned or delayed), and will consult with each other before issuing, and provide each other the opportunity to review and comment upon (with such comments to be considered in good faith), any such press release or public announcement with respect to the Offer, the Merger and the Transactions, subject to certain exceptions.

•

Parent will not, and will cause Purchaser not to, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, result in any Offer Conditions or the conditions to the Merger not being satisfied or prevent, materially delay or materially impede the ability of Parent and Purchaser to consummate the Offer, the Merger or the other Transactions.

•

Parent will, immediately following execution of the Merger Agreement, cause the Merger Agreement to be approved by the sole stockholder of Purchaser in accordance with applicable law and the certificate of incorporation and bylaws (or other governing documents) of Purchaser and deliver evidence thereof to the Company.

•	Parent and Purchaser have no right to control or direct the Company’s operations prior to the Effective Time.

•

Prior to the Acceptance Time, Parent will not own (directly or indirectly, beneficially or of record) any Shares, and none of Parent, Purchaser or their respective affiliates will hold any rights to acquire any Shares except pursuant to the Merger Agreement.

•

Prior to the Closing Date, the Company will cooperate with Parent and will take all actions under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Payoff of Indebtedness

Prior to the Closing Date, the Company will deliver to Parent an updated version of the Approved Budget (as defined under the Promissory Note), which shall set forth (i) the amounts of indebtedness of the Company that are required to be repaid on the Closing Date (the “Payoff Indebtedness”) and (ii) with respect to each item of Payoff Indebtedness, the person to whom repayment is to be made and the amount required to satisfy such Payoff Indebtedness in full (including any accrued and unpaid interest, prepayment premiums, breakage costs and other fees) as of the Closing Date. At the Effective Time, the Company will, pay or cause to be paid all Payoff Indebtedness, in each case, in accordance with its respective terms. The Company will take all actions to permit the discharge in full as of the Effective Time of all of the Payoff Indebtedness, including obtaining, as applicable, customary payoff letters and other instruments to evidence that all such Payoff Indebtedness shall have been paid in full, and any liens securing such Payoff Indebtedness encumbering any of the Company’s assets shall be released promptly thereafter, together with duly executed recordable releases and terminations with respect to any and all such liens (if any).

Resignation of Directors and Officers

Prior to the Closing Date, the Company will use its reasonable best efforts to deliver to Parent a letter executed by each officer and director of the Company effectuating his or her resignation as an officer of the Company or member of the Company Board, as applicable, to be effective as of the Effective Time.

Litigation Settlement

The Company will comply with all of the terms of the Stipulation of Settlement with respect to In re Applied Therapeutics Securities Litigation, Case No. 1:24-cv-09715 dated November 4, 2025 by and between the Company and certain named individuals (the “Stipulation of Settlement”) and shall direct the Company’s insurers to pay the Cash Settlement Amount to the Escrow Account (each as defined in the Stipulation of Settlement) at such time as required under the Stipulation of Settlement and in accordance with the terms thereof.

CVR Agreement

Parent shall, and shall direct the Rights Agent to, at or prior to the Acceptance Time, duly authorize, execute and deliver the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent (provided that such revisions are not, individually or in the aggregate, detrimental in any material respects to any holder of CVRs). Parent and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any applicable state securities or “blue sky” laws.

Section 16 Matters

Prior to the Acceptance Time, the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Shares and Company Equity Awards in the Transactions.

Termination

The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, under any of the following circumstances:

•	at any time prior to the Acceptance Time, by mutual written consent of Parent and the Company;

•

at any time prior to the Acceptance Time, by either Parent or the Company if any court of competent jurisdiction or other Governmental Body of competent jurisdiction has issued a final order, decree or ruling, or taken any other final action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the terms of this provision are not available to any party unless such party has complied with its obligations under the Merger Agreement in all material respects, including the provisions regarding using reasonable best efforts to make a filing under the HSR Act. We refer to any termination of the Merger Agreement pursuant to this provision as a “Governmental Body Termination”;

•

by either Parent or the Company, if the Acceptance Time has not occurred on or prior to June 11, 2026; provided, however, that right to terminate pursuant to the terms of this provision is not available (i) to any party unless such party has complied in all material respects with its obligations under the Merger Agreement or (ii) to either party at any time the parties are litigating obligations under the Merger Agreement. We refer to any termination of the Merger Agreement pursuant to this provision as an “Outside Date Termination”;

•

at any time prior to the Acceptance Time, by the Company if (i) Purchaser fails to timely commence the Offer in violation of the terms of the Merger Agreement, (ii) the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer on the terms set forth in the Merger Agreement, (iii) Purchaser, in violation of the terms of the Merger Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer or (iv) there has been a breach of any covenant or agreement made by Parent or Purchaser in the Merger Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of the Merger Agreement, and such breach or inaccuracy gives rise to a Purchaser Material Adverse Effect, and such breach or inaccuracy is not capable of being cured on or before the Outside Date, or, if capable of being cured by such date, is not cured prior to the earlier of (x) thirty (30) days following receipt by Parent or Purchaser of written notice of such breach or inaccuracy or (y) one (1) business day prior to the Outside Date (except that the right to terminate the Merger Agreement pursuant to this provision will not be available to the Company if the Company is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement as to cause or result in the Representation Condition (as defined below) not being satisfied). We refer to any termination of the Merger Agreement pursuant to this provision as a “Parent Breach Termination”;

•

at any time prior to the Acceptance Time, by the Company Board or any committee thereof in order to enter a definitive agreement with respect to a Superior Proposal; provided, that, concurrently with such termination, the Company enters into an Alternative Acquisition Agreement in respect of such Superior Proposal and pays the Company Termination Fee (as defined below). We refer to any termination of the Merger Agreement pursuant to this provision as a “Superior Proposal Termination”;

•

at any time prior to the Acceptance Time, by Parent if (i) Purchaser has complied with the terms of the Offer and, due to the failure of an Offer Condition to be satisfied, the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer or (ii) there has been a breach of any covenant or agreement made by the Company in the Merger Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of the Merger Agreement, and such breach or inaccuracy gives rise to a Company Material Adverse Effect, and such breach or inaccuracy is not capable of being cured prior to the Outside Date, or, if capable of being cured by such date, is not cured prior to the earlier of (x) thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy or (y) one (1) business day prior to the Outside Date (except Parent may not terminate the Merger Agreement or abandon the Offer and the Merger in reliance on this paragraph if Parent is then in material breach of any of its representations, warranties covenants or agreements under the Merger Agreement). We refer to any termination of the Merger Agreement pursuant to this provision as a “Company Breach Termination”; or

•

at any time prior to the Acceptance Time, by Parent if the Company Board or any committee thereof effects a Change of Board Recommendation. We refer herein to any termination of the Merger Agreement pursuant to this provision as a “Change in Recommendation Termination.”

Effect of Termination

Except in the case of fraud or willful breach, if the Merger Agreement is terminated, it will be void and of no effect and there will be no liability on the part of any party (or any of its Representatives), except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between Parent and the Company, will survive such termination, and (ii) except in a circumstance where the Company Termination Fee is paid, no such termination will relieve any person of any liability for damages resulting from material breach of the Merger Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of the Merger Agreement or would constitute fraud with respect to the making of an express representation or warranty in the Merger Agreement. Parent and Purchaser acknowledge and agree that any failure of Parent or Purchaser to satisfy its obligations to irrevocably accept for payment or pay for the Shares tendered in the Offer following the satisfaction of the Offer Conditions, and any failure of Parent to cause the Merger to be effective, will be deemed to constitute a willful breach of the Merger Agreement. In the event of any termination of the Merger Agreement resulting from a party’s fraud or willful breach of any representation, warranty or covenant set forth in the Merger Agreement, including in the event of a failure by Parent to consummate the Transactions, the parties acknowledge and agree that, subject to the terms and conditions of the Merger Agreement, each party shall be responsible for any monetary damages to the extent proven and awarded by a court of competent jurisdiction to such non-breaching party in a final, non-appealable order as a result of such fraud or willful breach, which the parties acknowledge may include damages based on loss of the economic benefit of the Transactions to the Company and the stockholders of the Company (taking into consideration all relevant matters, including as a result of any foregone opportunities, or combination opportunities and the time value of money). In the event of any termination of this Agreement as a result of a willful breach for which equitable relief has been sought by the non-breaching party pursuant to the Merger Agreement, and determined by a court of competent jurisdiction not to be available, in determining damages the court may (but is not required to) grant damages on behalf of the Company’s stockholders to the Company (in the case of a willful breach by Parent) or of Parent (in the case of a willful breach by the Company), in each case to the extent proven and awarded by a court of competent jurisdiction.

Termination Fees

The Company has agreed to pay Parent a termination in cash equal to the sum of (x) $648,000 and (y) the product of (A) 0.045 and (B) the outstanding principal amount of the Promissory Note and interest accrued and unpaid thereunder as of the date of the termination of the Merger Agreement (the “Company Termination Fee”) in the event that:

•	the Merger Agreement is terminated by the Company pursuant to a Superior Proposal Termination;

•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination; or

•

the Merger Agreement is terminated by Parent pursuant to a Company Breach Termination or by either Parent or the Company pursuant to an Outside Date Termination (but in the case of a termination by the Company, only if at such time (A) Parent has complied with its obligations under the Merger Agreement in all material respects), (B) any person has publicly disclosed, and not withdrawn, an Acquisition Proposal after the date of the Merger Agreement and prior to such termination and (C) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to the Acquisition Proposal (and the transactions contemplated by such Acquisition Proposal are subsequently consummated) or such Acquisition Proposal is consummated (provided, that, for purposes of clause (C) of this provision, references to “20%” in the definition of Acquisition Proposal will be substituted for “50%”).

Any payment of the Company Termination Fee required to be made (1) pursuant to a Superior Proposal Termination will be paid concurrently with such termination, (2) pursuant to a Change in Recommendation Termination will be paid no later than three (3) business days after such termination and (3) pursuant to termination in accordance with the final bullet point above will be payable to Parent upon consummation of the transaction referenced therein, provided, that Parent shall have timely provided wire instructions for such payment to be made or, to the extent that Parent has failed to timely provide wire instructions for payment, promptly upon receipt by the Company of such instructions. The Company will not be required to pay the Company Termination Fee more than once.

The parties acknowledge that the payment by the Company of the Company Termination Fee, if and when payable, is not a penalty, but is liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Subject to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in the Merger Agreement, in the circumstances where the Company Termination Fee is payable, Parent’s receipt of the Company Termination Fee will be the sole and exclusive monetary damages remedy of Parent, Purchaser or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or affiliates (collectively, the “Parent Related Parties”) against the Company and any of its former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Company Related Parties”) in respect of any breach of, or inaccuracy contained in, the Company’s covenants, agreements, representations or warranties in Merger Agreement or for any other loss suffered as a result of the failure of the Transactions to be consummated or failure to perform hereunder or otherwise, and upon receipt of the Company Termination Fee, none of the Company Related Parties will have any further liability or obligations relating to or arising out of the Merger Agreement or the Transactions.

Expenses

Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws of any jurisdiction other than the State of Delaware that might otherwise govern under applicable principles of conflicts of laws.

Specific Performance

The parties acknowledge and agree that, in the event of any breach of or failure to perform any provision of the Merger Agreement, irreparable harm would occur that monetary damages, even if available, would not be an adequate remedy. Accordingly, each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief to compel specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement in any action without proof of damages or otherwise and without the posting of a bond or undertaking.

Other Agreements

Contingent Value Rights Agreement

The Contingent Value Rights

At or prior to the date and time of acceptance for payment for Shares validly tendered and not validly withdrawn pursuant to the Offer after such scheduled date the Offer expires, Parent and the Rights Agent will enter into the CVR Agreement. Pursuant to and subject to the terms and conditions of the Merger Agreement, holders of (i) Shares (other than Excluded Shares), (ii) Company RSUs that are outstanding immediately prior to the Effective Time, (iii) In-the-Money Company Stock Options and (iv) Common Stock Warrants, Pre-Funded Warrants, Legacy Warrants and Other Legacy Warrants (collectively, the “Company Warrants”) who have exercised such Company Warrants prior to the Effective Time will be entitled to one CVR for each Share outstanding (A) that Purchaser accepts for payment from such holder pursuant to the Offer or (B) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or the Company or any of their affiliates. No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.

Each CVR represents a non-tradable contractual contingent right to receive up to three (3) contingent cash payments (each a “Milestone Payment,” and collectively, the “Milestone Payments”) upon the achievement of certain specified milestones related to the development of any pharmaceutical product that contains or incorporates the product candidate referred to as AT-007 or govorestat, alone or in combination with one or more other therapeutically active ingredients, including all formulations, dosages, or modes of delivery thereof (the “CVR Product”).

The CVR Payments

The Milestone Payments are comprised of the First Milestone Payment, the Second Milestone Payment and Third Milestone Payment, each payable upon the achievement of certain specified regulatory and commercial milestones within specified time periods, as follows:

•

the First Milestone Payment is an amount equal to $0.10 per CVR in cash, without interest, payable if the FDA, approves of a New Drug Application for any CVR Product for any galactosemia indication prior to the earlier of (a) 11:59 p.m. New York City Time on the eighth (8th) anniversary of the Closing Date (as defined in the Merger Agreement), and (b) termination of the CVR Agreement (the “First Milestone”);

•

the Second Milestone Payment is an amount equal to $0.10 per CVR in cash, without interest, payable if the FDA approves of a New Drug Application for any CVR Product for any CMT-SORD indication prior to the earlier of (a) 11:59 p.m. New York City Time on the eighth (8th) anniversary of the Closing Date (as defined in the Merger Agreement), and (b) termination of the CVR Agreement (the “Second Milestone”); and

•

the Third Milestone Payment is an amount equal to $0.20 per CVR in cash, without interest, payable if Net Sales (as defined in the CVR Agreement) of any CVR Product equals or exceeds $200,000,000 in any four (4) fiscal quarter period (the “Third Milestone”, and collectively with the First Milestone and Second Milestone, the “Milestones”).

In addition, each CVR entitles the holder thereof to receive a payment equal to such holder’s pro rata share of the amount by which Closing Cash (as defined in the CVR Agreement) of the Company as of the Effective Time exceeds $500,000 but is less than $1,500,000 as determined pursuant to the CVR Agreement, in cash, without interest, per CVR.

The CVR Agreement provides that Parent will use a contractually defined level of efforts to achieve the Milestones. Any potential payouts of the CVR are subject to various risks and uncertainties related to the development of the CVR Products, regulatory approvals related to commercialization of the CVR Products including any approval of a New Drug Application (as more fully described in Section 505(b) of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 355(b)) and 21 CFR § 314.50), and third-party patent claims as more fully described in the Company’s periodic reports filed with the SEC.

There can be no assurance that any Milestones will be achieved prior to their respective expiration dates.

The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, except that certain CVRs may be held through The Depository Trust Company, and except: (i) by will or intestacy upon death of a holder; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor; (iii) pursuant to a court order; (iv) by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity; (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner, and if applicable, through an intermediary; or (vi) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended, or the Exchange Act). In addition, you may at your option abandon all of your remaining rights in a CVR by transferring such CVR to Parent without consideration, via delivery of a written abandonment notice to Parent.

The Rights Agent will create and maintain a register of the holders of CVRs which will be updated as necessary by the Rights Agent.

The CVR Agreement provides (a) Parent and the Surviving Corporation the right to amend, without the consent of any holders of CVRs or the Rights Agent, the CVR Agreement in certain instances, including (i) providing for a successor to Parent or to Purchaser, (ii) adding to the covenants of Parent and Purchaser as Parent, Purchaser and the Rights Agent will consider to be for the protection of holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs (as a group and in their capacity as such)), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs (as a group and in their capacity as such)), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (if such provisions do not change any Milestone, Milestone Payment or Closing Cash Payment), (v) providing for a successor rights agent, (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs (as a group and in their capacity as such), or (b) Parent and the Rights Agent the right to amend, without the consent of any holders of CVRs, the CVR Agreement to reduce the number of CVRs in the event any holder of CVRs agrees to abandon or renounce such holder’s rights under the CVR Agreement.

Parent may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to the interests of the holders of CVRs, if Parent and Purchaser obtain the consent of holders of at least 50% of outstanding CVRs set forth in the CVR Register (as defined in the CVR Agreement), whether evidenced in writing or taken at a meeting of such holders.

The foregoing summary of the material terms of the CVR Agreement is only a summary, and does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, the form of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

Unsecured Promissory Note

In connection with the Transactions, the Company and Parent also entered into an Unsecured Promissory Note (the “Promissory Note”), pursuant to which Parent agreed to provide unsecured debt financing to the Company. Under the terms of the Promissory Note, Parent has agreed to make loans to the Company, at the Company’s request, up to a maximum aggregate amount of $8.5 million, in each case each upon three (3) business days’ notice and subject to the satisfaction of certain funding conditions specified in the Promissory Note, including conditions relating to the use of the proceeds of such advances by the Company in accordance with an agreed budget.

Advances under the Promissory Note bear interest at a fixed rate equal to 24% per annum, payable at the earliest of (i) one (1) business day following the valid termination of the Merger Agreement, (ii) acceleration of the advances in accordance with the terms of the Promissory Note and (iii) ten (10) days after the Closing Date (as defined in the Merger Agreement).

The Promissory Note contains customary representations, warranties, covenants, and events of default, including restrictions on incurring additional indebtedness, making investments, and making dividends or distributions. Upon the occurrence of certain triggering events (and subject to the expiration of applicable grace periods), including payment defaults, breaches of covenants, insolvency proceedings, or the use of proceeds from the advances for purposes not in accordance with the agreed budget, Parent may accelerate the obligations under the Promissory Note.

The Company’s obligations under the Promissory Note are unsecured and are not guaranteed by any other party.

The proceeds of advances under the Promissory Note are to be used exclusively to fund the Company’s working capital and general corporation purposes in accordance with an agreed budget.

The foregoing summary of the material terms of the Promissory Note is only a summary, and does not purport to be complete and is qualified in its entirety by reference to the full text of the Promissory Note, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

Confidentiality Agreement

In connection with the Transactions, Cycle Pharmaceuticals Limited and the Company entered into a Non-Disclosure Letter Agreement, dated as of October 30, 2025 (the “Confidentiality Agreement”). Under the

terms of the Confidentiality Agreement, Cycle Pharmaceuticals Limited and the Company agreed that, subject to certain customary exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the evaluation, negotiation and consummation of a possible negotiated transaction involving Parent and the Company. The Confidentiality Agreement includes a two-year standstill provision restricting Cycle Pharma and its affiliates from, among other things, acquiring securities of the Company, engaging in unsolicited transaction proposals, or seeking to influence control of the Company without the Company’s prior written approval, as well as a mutual two-year employee non-solicitation covenant (subject to customary carve-outs). The obligations of the receiving party under the Confidentiality Agreement remain for a period of five years from the date of the Confidentiality Agreement, however, non-use obligations of the receiving party survive indefinitely, and confidentiality and non-use obligations for trade secrets survive for so long as such information remains a trade secret under applicable law.

The foregoing summary of the material terms of the Confidentiality Agreement is only a summary, and does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(4) of the Schedule TO and is incorporated herein by reference.

12. Purpose of the Offer; Plans for the Company

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter subject to the satisfaction and waiver of the other conditions to the Merger set forth in the Merger Agreement.

The Company Board has unanimously: (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares; (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The Merger will be consummated in accordance with Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company

After completion of the Offer and the Merger, the Company will be a wholly owned indirect subsidiary of Parent. In connection with Parent’s consideration of the Offer, Parent is developing a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Parent plans to partially or fully integrate the Company’s business into Parent. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

From and after the consummation of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, or until their earlier death, resignation or removal, the director of Purchaser as of immediately prior to the Effective Time will be the director of the Company as of immediately after the Effective Time, and the officers of the Purchaser as of immediately prior to the Effective Time will be the officers of the Company as of immediately after the Effective Time.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company, (iii) any material change in the Company’s capitalization, indebtedness or dividend policy or (iv) any other material change in the Company’s corporate structure or business.

13. Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger as soon as practicable following consummation of the Offer, but in no event later than the first business day after the satisfaction or waiver of the conditions to the Merger (unless otherwise agreed by the Company, Parent and Purchaser), pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held indirectly by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the closing of the Offer.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is required to occur as soon as practicable following consummation of the Offer, but in no event later than the first business day after the satisfaction or waiver of the conditions to the Merger, unless otherwise agreed by the Company, Parent and Purchaser), the Shares will no longer meet the requirements for continued listing on Nasdaq, and Parent will seek to cause the listing of Shares on Nasdaq to be discontinued as soon as the requirements for termination of the listing are satisfied.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. Parent intends to, and will cause the Surviving Corporation to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

14. Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not authorize, declare, set aside or pay any dividends or make any other distributions in respect of the Company’s capital stock.

15. Conditions of the Offer

For purposes of this Section 15, capitalized terms used but not defined in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition and the other conditions below.

The Offer is not subject to any financing condition. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for, any Shares validly tendered and not validly withdrawn in the Offer, unless, immediately prior to the then applicable Expiration Date:

•	To the extent applicable, any applicable waiting period under the HSR Act has expired or been terminated (the “HSR Condition”);

•

no court of competent jurisdiction has issued an order, decree or ruling or taken any other action restraining, making illegal, enjoining or otherwise prohibiting the acquisition of or payment for the Shares pursuant to the Offer or the consummation of the Merger, and no law applicable to the Offer or the Merger restraining, making illegal, enforcing or otherwise prohibiting the acquisition of or payment for the Shares pursuant to the Offer or the consummation of the Merger shall be in effect (the “Regulatory Condition”);

Additionally, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer if, immediately prior to the then applicable Expiration Date, any of the following conditions exist:

•

the Company has breached in a material respect any of its agreements or covenants to be performed or complied with by it under the Merger Agreement on or before the Acceptance Time and has not thereafter cured such breach or failure to comply, unless such breach or failure to comply has been waived in writing by Parent (the “Obligations Condition”);

•

the representations and warranties of the Company contained in the Merger Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.9(a) (Absence of Certain Developments), Section 4.22 (Brokerage), clause (i) of Section 4.23 (State Takeover Statutes), Section 4.26 (No Rights Agreement), Section 4.27 (Opinion) and Section 4.28 (No Vote Required))

and that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date, and (y) are made as of a specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had, individually or in the aggregate, a Company Material Adverse Effect or the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.9(a) (Absence of Certain Developments), Section 4.22 (Brokerage), clause (i) of Section 4.23 (State Takeover Statutes), Section 4.26 (No Rights Agreement), Section 4.27 (Opinion) and Section 4.28 (No Vote Required) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date) (the “Representations Condition”);

•

the Company has not delivered to Parent a certificate dated as of the Expiration Date signed on behalf of the Company by a senior executive officer of the Company to the effect that the Obligations Condition and the Representations Conditions have been satisfied as of the Expiration Date;

•	since the date of the Merger Agreement, there has occurred a Company Material Adverse Effect (the “MAE Condition”); or

•	the Merger Agreement has been validly terminated pursuant to its terms (the “Termination Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right at any time, or, from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of the Company, Purchaser may not: (A) decrease the Closing Amount or amend the terms of the Milestones and Closing Cash Proceeds (as each is defined in the CVR Agreement); (B) change the form of consideration payable in the Offer; (C) decrease the number of Shares sought to be purchased in the Offer; (D) amend, modify or waive the Minimum Tender Condition; (E) add to the Offer Conditions or impose any other conditions to the Offer; (F) amend or modify the Offer Conditions in a manner adverse to the holders of Shares; (G) extend the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or (H) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer.

16. Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Regulatory Condition and the HSR Condition. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

U.S. Antitrust Compliance

Based on a review of the information currently available relating to the businesses in which Parent and the Company are engaged and the consideration to be paid for the Shares, Parent and Purchaser have determined that no mandatory antitrust premerger notification filing or waiting period under Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), and the rules and regulations promulgated thereunder is required, and the consummation of the Offer and the Merger are not subject to the reporting and waiting period requirements of the HSR because the value of the transaction does not exceed the size-of-transaction threshold. Therefore HSR clearance is not a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See “The Tender Offer-Section 9. Conditions of the Offer.” See Section 15 – “Conditions of the Offer.”

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.

The Company may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

17. Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders (including beneficial owners) who wish to exercise such appraisal rights must do so prior to the later of the time of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) followed the procedures set forth in Section 262 of the DGCL to exercise and perfect their appraised demand; (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise); and (iv) in the case of a beneficial owner, has submitted a demand that (A) reasonably identifies the holder of record of the Shares for whom the demand is being made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders (including beneficial owners) of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and twenty (20) days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to

Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer (and do not withdraw the tendered shares prior to the Acceptance Time), you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18. Fees and Expenses

Purchaser has retained MacKenzie Partners, Inc. to be the Information Agent, and Equiniti Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning the Company” above.

AT2B, Inc.

December 29, 2025

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1. PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of the directors and executive officers of Purchaser are set forth below. The business address of each such director and executive officer is WeWork Space 110, 19 Clifford St, Detroit, MI 48226. The telephone number at such office is +1 (800) 903-1793. Except as otherwise indicated, all directors and executive officers of Purchaser listed below are citizens of the United Kingdom.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United Kingdom)

James Harrison President, Director	Mr. Harrison has served as the Group Chief Executive Officer of Cycle Pharmaceuticals Limited since December 2021. Previously, he was the Executive Chair of Cycle Pharmaceuticals Limited from February 2012 until December 2021. Mr. Harrison has served as a director of Parent since June 2020, as a director of Cycle Pharmaceuticals Limited since December 2021, as Chief Executive Officer and a director of Cycle Pharmaceuticals, Inc. since January 2022, as a non-executive director of RNAvate Limited since March 2023, as a non-executive director of Cambridge Oncology Ltd. since November 2018, as a non-executive director of Intract Pharma Limited since November 2015, and as an Honorary Fellow of Robinson College, Cambridge since 2021.

Andrea Reiner Secretary	Ms. Reiner has served as Group General Counsel of Cycle Pharmaceuticals Limited, Company Secretary of Parent, and a director of Cycle Pharmaceuticals Limited, each since November 2025. Previously, Ms. Reiner was Senior Director, EMEA Legal at Illumina Cambridge Limited from November 2024 until July 2025, Director, EMEA Legal at Illumina Cambridge Limited from August 2022 until November 2024, Principal Counsel at Arm Limited from September 2016 until June 2022, and a non-executive director of Cambridge Literary Festival Limited from October 2015 until May 2021. Ms. Reiner is a citizen of the United Kingdom and the United States.

2. CYCLE PHARMACEUTICALS, INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the directors and executive officers of Cycle Pharmaceuticals, Inc. are set forth below. The business address of each such director and executive officer is WeWork Space 110, 19 Clifford St, Detroit, MI 48226. The telephone number at such office is +1 (800) 903-1793. Except as otherwise indicated, all directors and executive officers of Purchaser listed below are citizens of the United Kingdom.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United Kingdom)
James Harrison Chief Executive Officer, Director	Mr. Harrison has served as the Group Chief Executive Officer of Cycle Pharmaceuticals Limited since December 2021. Previously, he was the Executive Chair of Cycle Pharmaceuticals Limited from February 2012 until December 2021. Mr. Harrison has served as a director of Parent since June 2020, as a director of Cycle Pharmaceuticals Limited since December 2021, as Chief Executive Officer and a director of Cycle Pharmaceuticals, Inc. since January 2022, as a non-executive director of RNAvate Limited since March 2023, as a non-executive director of Cambridge Oncology Ltd. since November 2018, as a non-executive director of Intract Pharma Limited since November 2015, and as an Honorary Fellow of Robinson College, Cambridge since 2021.

Duncan Kennedy Director	Mr. Kennedy has served as the Chief Financial Officer of Cycle Pharmaceuticals Limited since November 2024, as a director of Cycle Pharmaceuticals Limited since January 2025, and as a director of Cycle Pharmaceuticals, Inc. since January 2025. Previously, Mr. Kennedy served as Chief Financial Officer of James Fisher & Sons plc from May 2021 until December 2023.

Zac Bohlen Director	Mr. Bohlen has served as Vice President, U.S. Sales for Cycle Pharmaceuticals Limited since June 2021, and as a director of Cycle Pharmaceuticals, Inc. since August 2021. Previously, Mr. Bohlen served as Head of Operations, U.S. of Cycle Pharmaceuticals Limited from January 2020 until June 2021. Mr. Bohlen is a citizen of the United States.

3. CYCLE PHARMACEUTICALS LIMITED

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the directors and executive officers of Cycle Pharmaceuticals Limited are set forth below. The business address of each such director and executive officer is c/o Cycle Group Holdings Limited, The Broers Building, 21 JJ Thomson Avenue, Cambridge, England, CB3 0FA, United Kingdom. The telephone number at such office is +44 (0) 1223 354118. Except as otherwise indicated, all directors and executive officers of Purchaser listed below are citizens of the United Kingdom.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United Kingdom)
James Harrison Group Chief Executive Officer, Director	Mr. Harrison has served as the Group Chief Executive Officer of Cycle Pharmaceuticals Limited since December 2021. Previously, he was the Executive Chair of Cycle Pharmaceuticals Limited from February 2012 until December 2021. Mr. Harrison has served as a director of Parent since June 2020, as a director of Cycle Pharmaceuticals Limited since December 2021, as Chief Executive Officer and a director of Cycle Pharmaceuticals, Inc. since January 2022, as a non-executive director of RNAvate Limited since March 2023, as a non-executive director of Cambridge Oncology Ltd. since November 2018,

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United Kingdom)
as a non-executive director of Intract Pharma Limited since November 2015, and as an Honorary Fellow of Robinson College, Cambridge since 2021.

Duncan Kennedy Chief Financial Officer, Director	Mr. Kennedy has served as the Chief Financial Officer of Cycle Pharmaceuticals Limited since November 2024, as a director of Cycle Pharmaceuticals Limited since January 2025, and as a director of Cycle Pharmaceuticals, Inc. since January 2025. Previously, Mr. Kennedy served as Chief Financial Officer of James Fisher & Sons plc from May 2021 until December 2023.

Steve Fuller, Ph.D. Chief Strategy Officer	Mr. Fuller has served as the Chief Strategy Officer of Cycle Pharmaceuticals Limited since August 2023. Previously, Mr. Fuller served as Chief Executive Officer of Varsity Pharmaceuticals from August 2021 until July 2023, and as Head of Business Development of Cycle Pharmaceuticals Limited from January 2018 until July 2021.

Chikai Lai Chief Commercial Officer	Mr. Lai has served as the Chief Commercial Officer of Cycle Pharmaceuticals Limited since September 2023. Previously, Mr. Lai served as Deputy Chief Executive Officer of Cycle Pharmaceuticals Limited from December 2021 until August 2023, as Head of Operations and Program Management of Cycle Pharmaceuticals Limited from April 2020 until November 2021, and as a non-executive director of Jeans for Genes Campaign from February 2021 until September 2025. Mr. Lai is a citizen of the United Kingdom and Taiwan.

Andrea Reiner Group General Counsel, Director	Ms. Reiner has served as Group General Counsel of Cycle Pharmaceuticals Limited, Company Secretary of Parent, and a director of Cycle Pharmaceuticals Limited, each since November 2025. Previously, Ms. Reiner was Senior Director, EMEA Legal at Illumina Cambridge Limited from November 2024 until July 2025, Director, EMEA Legal at Illumina Cambridge Limited from August 2022 until November 2024, Principal Counsel at Arm Limited from September 2016 until June 2022, and a non-executive director of Cambridge Literary Festival Limited from October 2015 until May 2021. Ms. Reiner is a citizen of the United Kingdom and the United States.

Simon Baker Chief People Officer	Mr. Baker has served as the Chief People Officer of Cycle Pharmaceuticals Limited since January 2025. Previously, Mr. Baker served as Interim Group Chief People Officer of Verian Group from October 2025 until December 2025, and as Senior People Director of Cazoo Limited from January 2019 until July 2024.

Victoria Dickinson Chief Product and Marketing Officer	Ms. Dickinson has served as the Chief Product and Marketing Officer of Cycle Pharmaceuticals Limited since August 2025. Previously, Ms. Dickinson served as Director, Product Management of Cycle Pharmaceuticals Limited

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United Kingdom)
from October 2024 until July 2025, as Director, Product Lauch and Branding of Cycle Pharmaceuticals Limited from May 2023 until September 2024, as U.S. Brand and Product Launch Manager of Cycle Pharmaceuticals Limited from January 2022 until April 2023, and as U.S. Brand Manager of Cycle Pharmaceuticals Limited from January 2021 until December 2021.

Catherine Wainwright, Ph.D. Chief Operations and Regulatory Officer	Ms. Wainwright has served as the Chief Operations and Regulatory Officer of Cycle Pharmaceuticals Limited since August 2025. Previously, Ms. Wainwright served as Senior Director, Product Development and Regulatory Affairs of Cycle Pharmaceuticals Limited from September 2022 until July 2025, as Senior Director, NPI & Programme Management of Cycle Pharmaceuticals Limited from April 2020 until September 2022.

Zac Bohlen Vice President, U.S. Sales	Mr. Bohlen has served as Vice President, U.S. Sales for Cycle Pharmaceuticals Limited since June 2021, and as a director of Cycle Pharmaceuticals, Inc. since August 2021. Previously, Mr. Bohlen served as Head of Operations, U.S. of Cycle Pharmaceuticals Limited from January 2020 until June 2021. Mr. Bohlen is a citizen of the United States.

4. PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is c/o Cycle Group Holdings Limited, The Broers Building, 21 JJ Thomson Avenue, Cambridge, England, CB3 0FA, United Kingdom. The telephone number at such office is +44 (0) 1223 354118. Except as otherwise indicated, all directors and executive officers of Purchaser listed below are citizens of the United Kingdom.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United Kingdom)
James Harrison Director	Mr. Harrison has served as the Group Chief Executive Officer of Cycle Pharmaceuticals Limited since December 2021. Previously, he was the Executive Chair of Cycle Pharmaceuticals Limited from February 2012 until December 2021. Mr. Harrison has served as a director of Parent since June 2020, as a director of Cycle Pharmaceuticals Limited since December 2021, as Chief Executive Officer and a director of Cycle Pharmaceuticals, Inc. since January 2022, as a non-executive director of RNAvate Limited since March 2023, as a non-executive director of Cambridge Oncology Ltd. since November 2018, as a non-executive director of Intract Pharma Limited since November 2015, and as an Honorary Fellow of Robinson College, Cambridge since 2021.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United Kingdom)
Andrea Reiner Company Secretary	Ms. Reiner has served as Group General Counsel of Cycle Pharmaceuticals Limited, Company Secretary of Parent, and a director of Cycle Pharmaceuticals Limited, each since November 2025. Previously, Ms. Reiner was Senior Director, EMEA Legal at Illumina Cambridge Limited from November 2024 until July 2025, Director, EMEA Legal at Illumina Cambridge Limited from August 2022 until November 2024, Principal Counsel at Arm Limited from September 2016 until June 2022, and a non-executive director of Cambridge Literary Festival Limited from October 2015 until May 2021. Ms. Reiner is a citizen of the United Kingdom and the United States.

David Buckeridge, Ph.D. Director	Mr. Buckeridge has served as a director of Parent since September 2020. Mr. Buckeridge has served as a director of David Buckeridge Investigations Limited since July 2006, as Board Chair and Trustee of the National Institute of Agricultural Botany since June 2023, as a non-executive director of Cycle Pharmaceuticals Limited since September 2020, as a non-executive director of Protealis since December 2021, as a non-executive director of CamOncology since December 2022, as a non-executive director of Agriconomie since August 2022, as a non-executive director of Micropropagation Services (E.M.) Limited since January 2024. Previously, Mr. Buckeridge served as a non-executive director of Seaweed Solutions from June 2022 until October 2025, as a non-executive director of P&P Waterholdings (UK) II Limited from April 2015 until October 2025, as a non-executive director of Velcourt Group Ltd. from April 2014 until August 2024, as a non-executive director of Scanbio Marine Group AS from September 2012 until May 2022, as a non-executive director of Spearhead International Ltd from May 2018 until November 2021, as a non-executive director of Top Farms International Holdings Limited from March 2015 until November 2021, and as a non-executive director of Verdesian Life Sciences from January 2013 until March 2021.

Antony Cates Director	Mr. Cates has served as a director of Parent since September 2021. Mr. Cates has served as a Board Trustee of English Heritage since January 2023, as a non-executive director of Addleshaw Goddard LLP since May 2022, as a non-executive director of the Counselling Foundation since November 2021, as a non-executive director of Create (Arts) since June 2020, as a non-executive director of KPMG Lower

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United Kingdom)
Gulf since November 2023, and as a non-executive director of KPMG Middle East since October 2024. Previously, Mr. Cates served as a non-executive director of the Platinum Jubilee Pageant from March 2021 until December 2022.

Duncan Moore, Ph.D. Director	Mr. Moore has served as a director of Parent since July 2020. Mr. Moore has served as a non-executive board member of GH Research since September 2021, and as a non-executive board member of ASP Isotopes since October 2021.

Ross Reason Director	Mr. Reason has served as a director of Parent since August 2025. Mr. Reason has served as Finance Bursar and Fellow, Robinson College, University of Cambridge since July 2025, as a non-executive director of CUEF Robinson Bond Investment Ltd. since January 2014, as a non-executive director of Ayr Ltd. since August 2015, as an executive director of Crausaz Wordsworth Group Ltd. since April 2023, as an executive director of Robinson College Enterprises Ltd. since July 2025, as an executive director of Robinson College Developments Ltd. since July 2025, and as an executive director of Robinson College Investments 1 Ltd. since July 2025. Previously, Mr. Reason served as a non-executive director of University of Cambridge Investment Management Ltd. from April 2012 until June 2022, as a non-executive director of ED&F Man Holdings Ltd. from August 2009 until March 2022, as a non-executive director of Cycle Pharmaceuticals Limited from June 2020 until September 2021, as a non-executive director of ED&F Man Capital Markets Ltd. from March 2013 until February 2021, and as a non-executive director of ED&F Man Capital Markets Inc. from October 2014 until February 2021.

William Robinson Director	Mr. Robinson has served as a director of Parent since July 2020. Mr. Robinson has served as a board director of CamOncology since November 2022.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Equiniti Trust Company, LLC

If delivering by mail:	If delivering by express mail, courier
or any other expedited service:
Equiniti Trust Company, LLC Operations Center Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120	Equiniti Trust Company, LLC 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120 Attn: Onbase - Reorganization Department